Exhibit 2.1

Execution Version

ASSET PURCHASE AGREEMENT

by and between

R. R. Donnelley & Sons Company,

RR Donnelley Logistics Services Worldwide, Inc.,

TForce Worldwide, Inc.,

and, solely for the purposes of Section 11.18,

TForce Holdings USA, Inc.

Dated as of September 14, 2020

i

ii

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ASSET PURCHASE AGREEMENT

THIS ASSET PURCHASE AGREEMENT (this “Agreement”) is made and entered into as of September 14, 2020, by and among R. R. Donnelley & Sons Company, a Delaware corporation (“Donnelley”), RR Donnelley Logistics Services Worldwide, Inc., a Delaware Corporation (“Donnelley Logistics” and together with Donnelley, the “Sellers” and each individually a “Seller”), TForce Worldwide, Inc., a Delaware corporation (the “Buyer”), and solely for the purpose of Section 11.18, TForce Holdings USA, Inc., a Delaware corporation (the “Parent”). Each of the parties named above may be referred to herein as a “Party” and collectively as the “Parties.” Capitalized terms used, but not otherwise defined, herein shall have the meanings set forth in Article X below.

RECITALS

WHEREAS, the Sellers are engaged in the business known as “DLS Worldwide” of providing third-party logistics through its transportation management platform of less-than a truckload, truckload, intermodal, freight forwarding and brokerage services in the United States (the “Business”);

WHEREAS, for the avoidance of doubt, the Business shall not include the international mail and parcel solutions business; and

WHEREAS, subject to the terms and conditions set forth in this Agreement, the Sellers desire to sell to the Buyer, and the Buyer desires to acquire from the Sellers, certain of the Sellers’ assets relating to, used in or necessary for the Business, and to assume certain of the Sellers’ Liabilities, in each case, to the extent set forth in this Agreement.

AGREEMENT

NOW, THEREFORE, in consideration of the foregoing and the respective representations, warranties, covenants and agreements set forth herein, and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Parties hereby agree as follows:

ARTICLE I

PURCHASE AND SALE OF THE PURCHASED ASSETS

Section 1.1    Purchased Assets and Excluded Assets.

(a)    Purchased Assets. On the Closing Date, on the terms and subject to the terms and conditions hereof, and in consideration of the Purchase Price to be paid to the Sellers by the Buyer and the Liabilities of the Sellers to be assumed by the Buyer, the Buyer will purchase and acquire from the Sellers, and the Sellers will sell, convey, assign, transfer and deliver to the Buyer, all of the Sellers’ right, title and interest in and to the assets, properties, rights and interests used by the Sellers exclusively or primarily in the Business (collectively, the “Purchased Assets”), including but not limited to the following:

(i)    all rights of the Sellers on a going forward basis under all Leases of the leased real property of the Sellers listed on Schedule 1.1(a)(i) (the “Leased Real Property” and such Leases with respect thereto the “Assigned Leases”);

(ii)    the Accounts Receivable of the Sellers with respect to the customers of the Business listed on Schedule 1.1(a)(ii) (the “Acquired Accounts Receivable”);

(iii)    the Tangible Personal Property of the Sellers listed on Schedule 1.1(a)(iii) or located at the Leased Real Property (including IT Assets) (the “Acquired Tangible Personal Property”);

(iv)    to the extent assignable, and subject to the terms and conditions of Section 1.4, all rights of the Sellers under the Contracts listed on Schedule 1.1(a)(iv) and Purchase Orders of the Sellers for services provided by or to the Business (collectively, the “Assigned Contracts”);

(v)    the Proprietary Software (including the complete and current source code for such Proprietary Software) and the Software License Agreements of the Sellers, as well as any domain names and URL addresses which relate exclusively to the Business, all of which are listed on Schedule 3.11(a) (the “Assigned Intellectual Property”); provided, however, the Assigned Intellectual Property will not include any domain names and URL addresses with the Names and Marks;

(vi)    prepaid expenses, credits, advance payments, deposits, charges, sums and fees related to the Leases and Assigned Contracts as of the Closing;

(vii)    all books, records, files and papers, whether in hard copy or computer format, including sales and promotional literature, manuals and data, sales and purchase correspondence, customer lists, lists of suppliers, personnel and employment records, in each case that are related exclusively to the Business (the “Acquired Records”); provided, that the (A) Sellers may retain copies of all Acquired Records necessary or useful to the Sellers in filing any future Tax Returns or in fulfilling its obligations under this Agreement or any Retained Liability, or any other legitimate purpose and (B) such Acquired Records cover a period no earlier than three (3) years prior to the Closing Date and are in possession of Sellers; and

(viii)    to the extent transferable, the Licenses and Permits of the Sellers listed on Schedule 1.1(a)(viii);

(ix)    all goodwill on a going forward basis to the extent related to the Business, including telephone numbers and facsimile numbers which relate exclusively to the Business, together with the exclusive right of the Buyer to represent itself as carrying on the Business in succession to the Sellers (the “Goodwill”).

(b)    Excluded Assets. Notwithstanding anything to the contrary contained in this Agreement or the Other Agreements, the assets, properties, rights and interests of the Sellers not specifically defined as Purchased Assets pursuant to Section 1.1(a)

(collectively, the “Excluded Assets”), are expressly excluded from the purchase and sale contemplated hereby and as such are not included in the Purchased Assets and shall remain the property of the Sellers after the Closing. In addition, the Excluded Assets include the following:

(i)    all of the Sellers’ right, title and interest in and to the assets, properties, rights and interests used by the Sellers in (A) the international mail and parcel solutions business consisting of the delivery of mail and small parcels originating in the United State to recipients outside of the United States and returns management and customs clearance services in connection therewith, (B) all other businesses of the Sellers other than the Business or (C) Sellers’ Tangible Personal Property located anywhere other than the Leased Real Property or work from home locations of Business Employees;

(ii)    the Licenses and Permits of the Sellers listed on Schedule 1.1(b)(ii);

(iii)    all insurance policies of the Sellers and all rights and claims of the Sellers thereunder;

(iv)    the Seller ERISA Plans and the Seller Benefit Arrangements;

(v)    all cash and cash equivalents, bank accounts and securities of the Sellers;

(vi)    all of the assets owned and used by the Sellers to perform legal, finance, accounting, information technology, human resources, procurement or other administrative services or corporate functions, other than books and records set forth in Section 1.1(a)(vii);

(vii)    any refund or credit of Taxes related to the Business, the Purchased Assets or the Assumed Liabilities for any taxable period (or portion thereof) ending on or prior to the Closing Date;

(viii)    assets provided under the Transition Services Agreement or Master Services Agreement;

(ix)    all Names and Marks and all domain names and URL addresses with the Names and Marks;

(x)    any Contracts listed on Schedule 1 of the Shared Contracts Agreement; and

(xi)    Sellers’ rights under this Agreement and the Other Agreements.

Section 1.2    Assumption and Retention of Liabilities.

(a)    Assumed Liabilities. As of the Closing Date, on the terms and subject to the conditions hereof, and as additional consideration for the Purchased Assets,

the Buyer shall assume and shall pay, perform and discharge, in accordance with their respective terms and subject to their respective conditions, all of the following Liabilities of the Sellers to the extent related to the Business (collectively, the “Assumed Liabilities”), and in no event will the Buyer assume or become responsible for the Retained Liabilities. For the sake of clarity and the avoidance of doubt, the Assumed Liabilities include the following:

(i)    all of the accounts payable included in the calculation of Closing Date Net Working Capital with respect to the vendors of the Business;

(ii)    any Liability related to any Assigned Leases and Assigned Contracts validly assigned to Buyer which is either included in the calculation of Closing Date Net Working Capital or which arises and is related to the operation of the Business after the Closing Date;

(iii)    any Liability related to any of the Licenses and Permits listed on Schedule 1.1(a)(viii) that are validly transferred to the Buyer and which is either included in the calculation of Closing Date Net Working Capital or which arises and is related to the operation of the Business after the Closing Date;

(iv)    any Liability related to any other Purchased Assets which is either included in the calculation of Closing Date Net Working Capital or which arises and is related to the operation of the Business after the Closing Date; and

(v)    those Liabilities of the Sellers set forth on Schedule 1.2(a)(v).

(b)    Retained Liabilities. Notwithstanding anything to the contrary in this Agreement, the Sellers shall retain and shall be responsible for, and the Buyer shall not assume or have any responsibility for, the following Liabilities (collectively, the “Retained Liabilities”):

(i)    any Liability to the extent exclusively arising out of and relating to the Excluded Assets, including without limitation any claim, Action, or Threatened Action which arises and is related to the operation of the Business prior to the Closing Date that are covered by insurance policies included in the Excluded Assets;

(ii)    the Sellers’ obligations under this Agreement and the Other Agreements;

(iii)     any Liability under any Seller ERISA Plan, Seller Benefit Arrangement, or any multi-employer pension plan with respect to which any of the Sellers, their past or present Affiliates (including, without limitation, LSC Communications, Inc.) currently participates or previously participated;

(iv)    except as set forth in Sections 1.2(a)(i) through (v), any Liability in respect of any claims, obligations of any kind or character whatsoever, pending Action or Threatened Action arising out of, relating to or otherwise in respect of the operation of the Business or the Purchased Assets to the extent such claims, Action or Threatened Action relates to such operation on or prior to the Closing Date;

(v)    subject to Section 1.4, any Liability of the Sellers under any Contract not assumed by the Buyer pursuant to Section 1.2(a)(ii); and

(vi)    except as listed on Schedule 1.2(b)(vi), any Indebtedness of the Sellers.

Section 1.3    Purchase Price. Subject to adjustment pursuant to Section 2.2, the aggregate purchase price for the Purchased Assets (the “Purchase Price”) shall be an amount equal to Two Hundred Twenty-Five Million Dollars ($225,000,000.00). The Purchase Price shall be paid in the amount and in the manner set forth in Article II.

Section 1.4    Consent of Third Parties. On the Closing Date, the Sellers shall assign to the Buyer, and the Buyer will assume, the Assigned Leases and Assigned Contracts, to the extent provided in this Agreement, in each case to the extent permitted by and in accordance with the terms of the said Assigned Leases and Assigned Contracts and any applicable Law. Notwithstanding anything to the contrary in this Agreement, if the assignment or assumption of all or any portion of any rights or obligations under any Assigned Lease or Assigned Contract shall require the consent of the other party thereto or any other third party that has not been obtained prior to the Closing Date, and if an attempted assignment or transfer without any such consent would constitute a breach or violation thereof (a “Non-Assignable Contract”), then this Agreement shall not constitute an agreement to assign or otherwise transfer any rights or obligations under any such Non-Assignable Contract. In connection with this Section 1.4, if reasonably requested by the Buyer, the Sellers shall use Reasonable Efforts to seek to enforce for the benefit of the Buyer all reasonable claims or rights of the Sellers arising under the applicable Non-Assignable Contracts; provided, however, that the Buyer shall indemnify and hold harmless the Sellers for any and all Liabilities arising in connection with any action by a third party arising from, in connection with, or otherwise with respect to actions taken or failed to be taken by the Sellers at the Buyer’s request pursuant to this Section 1.4, and that the Buyer shall reimburse the Sellers for all reasonable and documented out-of-pocket expenses incurred by the Sellers arising from, in connection with or otherwise with respect to actions taken by the Sellers at the Buyer’s request pursuant to this Section 1.4. To the extent such claims or rights under the Non-Assignable Contracts are made available to the Buyer, the Buyer shall perform and comply with, at the Buyer’s sole cost, all of the Sellers’ obligations under the Non-Assignable Contracts as if the Buyer was the Sellers thereunder.

Section 1.5    Closing. The closing of the purchase and sale of the Purchased Assets (the “Closing”) shall take place as described in Article V.

ARTICLE II

CONSIDERATION AND MANNER OF PAYMENT

Section 2.1    Payments at Closing Subject to adjustment as set forth in Section 2.2, on the Closing Date, the Buyer shall pay the Purchase Price as follows: (i) pay or cause to be paid the Escrow Amount into the Escrow Account to be held by the Escrow Agent in accordance with the terms of the Escrow Agreement and (ii) after payment of the Escrow Amount, pay to the Sellers the balance of the Purchase Price (the “Closing Date Cash Payment”), and such Closing Date Cash Payment will be payable by bank wire transfer of immediately available funds to the account identified by the Sellers. The Sellers shall specify such account(s) in writing at least two (2) days prior to the Closing Date.

Section 2.2    Adjustments to Purchase Price.

(a)    Closing Date Net Working Capital Adjustment. Within ten (10) Business Days prior to the Closing Date, but in no event less than three (3) Business Days prior to the Closing Date, the Sellers shall prepare and deliver, or cause to be prepared and delivered, to the Buyer, a certificate of the principal financial officer of the Sellers that contains a reasonable good faith estimate of the Net Working Capital as of the Closing Date (the “Estimated Net Working Capital”) prepared in accordance with the sample Net Working Capital calculation and accounting principles, policies and procedures set forth on Exhibit A (the “Sample Calculation”). If the Estimated Net Working Capital is less than the Target Net Working Capital (such deficiency, the “Estimated Working Capital Deficit”), then the Purchase Price and the Closing Date Cash Payment shall be reduced dollar-for-dollar by the amount of such Estimated Working Capital Deficit. If the Estimated Net Working Capital is greater than the Target Net Working Capital (such excess, the “Estimated Working Capital Surplus”), then the Purchase Price and the Closing Date Cash Payment shall be increased dollar-for-dollar by the amount of such Estimated Working Capital Surplus.

(b)    Closing Schedule. As soon as practicable after the Closing Date, but no later than the sixtieth (60th) day following the Closing Date (the “CS Delivery Deadline”), the Buyer shall prepare and deliver to the Sellers a schedule (the “Closing Schedule”) setting forth a calculation of the Net Working Capital on the Closing Date (the “Closing Date Net Working Capital”), and the amount, if any, by which the Closing Date Net Working Capital is less than or greater than the Estimated Net Working Capital. The Closing Date Net Working Capital calculation shall be prepared in accordance with the Sample Calculation and accounting principles, policies and procedures set forth on Exhibit A. The Buyer shall make available to the Sellers and its auditors all records and work papers used in preparing the Closing Schedule.

(i)    Overdue Closing Schedule. Notwithstanding anything herein to the contrary, if the Buyer fails to deliver the Closing Schedule to the Sellers within 90 days following the Closing Date, then, without prejudice to any other rights or remedies that may be available to the Sellers as a result of such breach by the Buyer, (A) the Sellers may elect that the Closing Schedule be prepared by the Independent Accountant (as defined below), (B) the Parties shall provide, and the Buyer shall cause the Business to provide, to the Independent Accountant on a timely basis all information, documents or other materials requested by the Independent Account and full access to data, systems and personnel, (C) the Independent Accountant shall as promptly as reasonably practicable prepare and deliver the Closing Schedule and the calculation of Closing Date Net Working Capital to the Buyer and the Sellers, (D) absent manifest error, the Independent Accountant’s determination of the Closing Schedule and the calculation of Closing Date Net Working Capital will be conclusive and binding on the Parties and will be enforceable in a court of competent jurisdiction, and (E) the fees and expenses of the Independent Accountant shall be borne by the Buyer.

(ii)    Protest Notice. Within thirty (30) days after the Buyer’s delivery of the Closing Schedule to the Sellers, the Sellers may deliver written notice (the “Protest Notice”), to the Buyer, setting forth any objections, and the basis therefor, which the Sellers may have to the Closing Schedule. Any Protest Notice shall specify in reasonable detail the nature of any disagreement so asserted. Except for such items that are specifically disputed in a Protest Notice, the amounts set forth on the Closing Schedule shall be final. The failure of the Sellers to deliver such Protest Notice within the prescribed time period will constitute the Sellers’ irrevocable acceptance of the Closing Schedule prepared and delivered by the Buyer. If the Sellers deliver a Protest Notice within the prescribed time period, then the Sellers and the Buyer will use Reasonable Efforts to resolve any disagreements as to the computation of the Closing Date Net Working Capital, within twenty (20) days after delivery of the Closing Schedule.

(iii)    Resolution of Protest.

(A)     If the Buyer and the Sellers are unable to resolve any disagreement with respect to the calculation of the Closing Date Net Working Capital within twenty (20) days following the delivery of any Protest Notice, then the Parties shall, promptly after the expiration of such period, submit for resolution all unresolved disputes to PricewaterhouseCoopers (or if such firm cannot or is unwilling to serve in such capacity, a nationally recognized, independent public accounting firm selected by agreement of the Parties or, if they cannot agree, selected by agreement of the independent public accounting firms regularly used by the Sellers and the Buyer to audit their respective financial statements) (the “Independent Accountant”) as an arbiter for resolution. In selecting the Independent Accountant in accordance with the preceding sentence for purposes of this Agreement, the Parties hereby waive any conflict or potential conflict arising from any services performed by such firm for the Sellers, the Buyer or any of their respective Affiliates. The Sellers and the Buyer, and their respective Representatives, shall cooperate fully with the Independent Accountant during its engagement and respond on a timely basis to all requests for information or access to documents or personnel made by the Independent Accountant, all with the intent to fairly and in good faith resolve all disputes relating to the Closing Date Net Working Capital as promptly as reasonably practicable.

(B)    Promptly, but no later than thirty days after its acceptance of its appointment as Independent Accountant, the Independent Accountant shall determine, based solely on presentations by the Buyer and the Sellers and not by independent review, those items in dispute on the Closing Schedule and shall render a written report to the Buyer and the Sellers as to the resolution of each dispute, the resulting final and binding calculation of Closing Date Net Working Capital, and the final and binding Closing Schedule resulting therefrom. In resolving any disputed item, the Independent Accountant (i) shall not assign a value to such item greater than the greatest value for such item claimed by any Party or less than the smallest value for such item claimed by any Party; (ii) shall rule only on the objections raised by the Parties, accepting all other aspects of the Closing Schedule; and (iii) shall have no right, authority or discretion to employ any accounting standard or principles except for those provided for herein. The Independent Accountant will have exclusive jurisdiction over, and resort to the Independent Accountant as provided in this Section 2.2(b)(iii)(B) will be the sole recourse and remedy of, the Parties against one another or any other Person with respect to any disputes arising out of or relating to Closing Date Net Working Capital. Absent manifest error, the Independent Accountant’s determination will be conclusive and binding on the Parties and will be enforceable in a court of competent jurisdiction.

(C)     Except as set forth in Section 2.2(b)(i), the fees and expenses of the Independent Accountant shall be borne by the Parties in the proportion that the aggregate dollar amount of items submitted to the Independent Accountant that are unsuccessfully disputed by such Party bears to the aggregate dollar amount of all items submitted to the Independent Accountant.

(c)    Final Net Working Capital Adjustment. Within two (2) Business Days after the final determination of the Closing Schedule, or the failure of the Sellers to submit a timely Protest Notice: (i) if the Closing Date Net Working Capital is less than the Estimated Net Working Capital, then the Buyer shall make a claim against the Escrow Account in accordance with the terms of the Escrow Agreement for an amount equal to the difference between the Estimated Net Working Capital and the Closing Date Net Working Capital, or (ii) if the Closing Date Net Working Capital is greater than the Estimated Net Working Capital, then the Buyer shall pay to the Sellers the amount of such difference by wire transfer of immediately available funds to the bank account(s) specified by the Sellers. The Escrow Account shall be the sole and exclusive source for the satisfaction of all payment obligations of the Sellers under and pursuant to this Section 2.2(c). If any payment required pursuant to this Section 2.2(c) is not paid when due, the amount due shall bear interest from such due date at an annual rate equal to ten percent (10%) and payor shall be liable for such accrued interest and all costs and expenses of collection including legal expenses; provided, however, if (x) the Closing Schedule was not delivered to the Sellers by the CS Delivery Schedule, (z) the Sellers elected pursuant to Section 2.2(b)(i) to have the Independent Accountant prepare the final Closing Schedule and (z) the Independent Accountant’s determination resulted in a payment owed to the Sellers pursuant to this Section 2.2(c), then such amount due to the Sellers shall bear interest from the CS Delivery Deadline until paid in full. The Buyer and the Sellers agree to issue appropriate joint written instructions to the Escrow Agent consistent with the provisions of this Section 2.2(c) and Section 2.4.

(d)    The Purchase Price and the Closing Date Cash Payment shall be reduced by the aggregate amount of all Indebtedness listed on Schedule 1.2(b)(vi).

(e)    All payments made pursuant to this Section 2.2 shall be treated by all Parties as an adjustment to the Purchase Price.

Section 2.3    Allocation of Purchase Price. Within sixty (60) days after the Closing Date, Buyer will prepare and deliver to Sellers an allocation of the Purchase Price plus the Assumed Liabilities (to the extent properly taken into account under the Code and applicable Treasury Regulations) among the Purchased Assets in accordance with Section 1060 of the Code and the Treasury Regulations promulgated thereunder (the “Purchase Price Allocation ”). If Sellers do not object to the Purchase Price Allocation as provided by Buyer within thirty (30) days of Sellers’ receipt of the Purchase Price Allocation, the Purchase Price Allocation will become final and binding upon the Parties. If Sellers object in writing within such 30-day period to any item in the Purchase Price Allocation, the Parties will negotiate in good faith to resolve the dispute. If they cannot resolve the dispute within fifteen (15) days, the Parties will engage the Independent Accountant to resolve the dispute, the fees of which shall be split evenly between Buyer and Sellers, and the resolution by the Independent Accountant shall be final. Subject only to any adjustments to the Purchase Price as provided in this Agreement, the Parties agree (i) to be bound by the Purchase Price Allocation as finally determined, (ii) to act in accordance with the Purchase Price Allocation as finally determined in the preparation of financial statements and filing of all Tax Returns (including filing Form 8594 with the United States federal Tax Return for the taxable year that includes the Closing Date) and in the course of any Tax audit, Tax review or Tax litigation relating thereto, and (iii) to take no position and to cause their Affiliates to take no position inconsistent with the Purchase Price Allocation as finally determined for Tax purposes, including United States federal and state income Tax and foreign income Tax. No later than sixty days prior to the filing of their respective Forms 8594 relating to this transaction, the Buyer, on the one hand, and the Sellers, on the other hand, shall deliver to the other Party a copy of its Form 8594 (each Seller to provide its own Form 8594, with the aggregate amount to be consistent with the allocation described herein).

Section 2.4    Escrow. In connection with the Closing, the Sellers, the Buyer and the Escrow Agent shall enter into the Escrow Agreement. At the Closing, in accordance with Section 2.1, the Buyer shall deliver to the Escrow Agent the Escrow Amount for deposit into the Escrow Account, which will be available to satisfy the Sellers’ indemnification obligations set forth in this Agreement, payment of any working capital adjustment pursuant to Section 2.2(c). and Sellers’ obligations with respect to the GSI Earnout in Section 6.13. The Escrow Amount shall be held and distributed pursuant to this Agreement and the Escrow Agreement. The Escrow Amount, less the GSI Earnout Escrow Amount, shall be released to the Sellers on the second Business Day following the date that is the twelfth (12) month anniversary of the Closing Date (the “Initial Escrow Release Date”), subject to the retention in escrow of the amount of any potential Losses determined by the Buyer in good faith for any pending unresolved claims of the Buyer that have been made in accordance with the terms of this Agreement. The fees and expenses of the Escrow Agent shall be borne fifty percent (50%) by the Sellers and fifty percent (50%) by the Buyer.

Section 2.5    No Set-Off. No Party shall have the right to set off any amount to which such Party is entitled under this Agreement for indemnification or otherwise against any payment such Party is required to make under this Agreement or under any Other Agreement.

ARTICLE III

REPRESENTATIONS AND WARRANTIES

OF THE SELLERS

The Sellers hereby represent and warrant to the Buyer with respect to the matters specified in this Article III as follows:

Section 3.1    Organization and Qualification. Each Seller is a Delaware corporation, duly organized, validly existing and in good standing under the Laws of the State of Delaware. Each Seller has the requisite corporate power and authority to conduct the Business as it is now being conducted. Each Seller is duly qualified to conduct its business as a foreign entity and is in good standing under the Laws of the jurisdictions listed on Schedule 3.1, which are all of the jurisdictions where the nature of the Business or the ownership or leasing of its assets and properties requires such qualification, except for any jurisdiction where the failure to be qualified would not, individually or in the aggregate, have a Material Adverse Effect on the Business.

Section 3.2    Authorization; Enforceability. Each Seller has the requisite corporate power and authority to execute and deliver this Agreement and the Other Agreements to which it is a party, to perform its obligations under this Agreement and the Other Agreements to which it is a party, and to consummate the transactions contemplated by this Agreement and the Other Agreements to which it is a party. This Agreement has been duly executed and delivered by each Seller, and the Other Agreements to which each Seller is a party have been, or will be at the Closing, duly executed and delivered, and this Agreement and the Other Agreements, assuming the due authorization, execution and delivery in each case by the other parties hereto and thereto, will constitute, upon such execution and delivery in each case thereof, the legal, valid and binding obligations of such Seller, enforceable in accordance with their respective terms and conditions, except as such enforceability may be limited by the General Enforceability Exceptions.

Section 3.3    No Violation. Except as set forth on Schedule 3.3 and subject to the receipt of the Consents and to the filing of notices and the expiration of any waiting periods as contemplated by Section 3.4, neither the execution and delivery of this Agreement or the Other Agreements to which each Seller is a party, nor the performance by such Seller of its obligations hereunder or thereunder, or the consummation of the transactions contemplated hereby or thereby will (a) violate, conflict with or constitute a default under the Organizational Documents of such Seller, (b) materially violate, materially conflict with or result in a material breach of, constitute a material default under, give rise to any right of termination, cancellation or acceleration under any of the terms, conditions or provisions of any Assigned Lease or Assigned Contract, or (c) violate in any material respect any Laws applicable to such Seller or by which any of its assets and properties is bound.

Section 3.4    Third Party Consents and Governmental Authorizations.

(a)    Except as set forth on Schedule 3.4(a), neither the execution and delivery of this Agreement or the Other Agreements to which such Seller is a party, nor the performance by such Seller of its obligations hereunder or thereunder or the consummation of the transactions contemplated hereby or thereby will require any Consent (collectively, the “Third Party Consents”) under any of the terms, conditions or provisions of any Assigned Leases and Assigned Contracts.

(b)    Except as set forth on Schedule 3.4(b), and assuming all filings required under the HSR Act are made and any waiting periods thereunder have expired or been terminated, no material Consent of, permit or exemption from, or declaration, filing or registration with, any Governmental Authority is required to be made or obtained by the Sellers in connection with the execution, delivery and performance of this Agreement by the Sellers.

Section 3.5    Financial Statements. The Financial Statements fairly present in all material respects, the financial condition and the results of operations of the Business as at the respective dates of and for the periods referred to in such Financial Statements, all in accordance with GAAP consistently applied throughout the periods involved, except (a) as disclosed in the notes to such Financial Statements or on Schedule 3.5, and (b) the lack of footnote disclosure and other presentation items and normal year-end adjustments. This Section 3.5 is qualified by the fact that the Business has not operated as a separate “stand alone” entity within either Seller. The Financial Statements have been prepared from and are consistent with the accounting records of the Sellers. The Business has no material liability of the nature required to be disclosed in a balance sheet prepared in accordance with GAAP or which could reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on the Business, except (a) for liabilities set forth on the Latest Balance Sheet and any footnotes thereto, (b) liabilities that arose after the date of the Latest Balance Sheet in the Ordinary Course of Business, (c) liabilities that are Retained Liabilities, or (d) are otherwise disclosed on Schedule 3.5(b).

Section 3.6    Absence of Certain Changes. Since the date of the Latest Balance Sheet, except for the marketing of the Business for sale, and except as otherwise set forth on Schedule 3.6, as of the date hereof there has not occurred any event that has had, or reasonably would be expected to have, a Material Adverse Effect or that would materially impair or delay the ability of either Seller to consummate the transactions contemplated by, or to perform their respective obligations under, this Agreement and the Other Agreements, and the Sellers have conducted the Business in the Ordinary Course of Business consistent with past practice, and, including for greater certainty, the Sellers have not:

(a)    entered into any new real property Leases or renewals or amendments to any Leases;

(b)    given notice to customers or suppliers under Material Contracts (as defined below) to terminate or threaten to terminate their business with the Business;

(c)    sold any material assets utilized by the Business, except in the Ordinary Course of Business,

(d)    granted any encumbrances on the Purchased Assets;

(e)    increased or materially changed salaries, bonuses, benefits or commitment to pay (or payment of) material severance; or

(f)    entered into any agreement in view of any of the foregoing.

Section 3.7    Taxes. Except as set forth on Schedule 3.7:

(a)    The Sellers have timely filed (taking into account available extensions of time to file), all Federal income and other material Tax Returns with respect to the Business required to be filed by it through the date hereof. All such Tax Returns are true, complete, and correct in all material respects and as so filed disclose all Taxes required to be paid for the periods covered thereby. The Sellers have timely paid and discharged all Taxes with respect to the Business shown as due on such Tax Returns. The Sellers have withheld, collected and paid over to the appropriate Taxing Authority, or is properly holding for such payment, all Taxes required by Law to be withheld or collected with respect to the Business.

(b)    The Seller is not a party to any Tax allocation or Tax sharing agreement with respect to the Business.

(c)    Since January 1, 2017, neither Seller has been notified in writing that it is currently under audit by any Taxing Authority or that any Taxing Authority intends to conduct such an audit, and no material action, suit, investigation, claim or assessment is pending or, to the Sellers’ Knowledge, proposed with respect to any alleged deficiency in Taxes with respect to the Business.

(d)    Neither Seller has waived any statute of limitations in respect of any Taxes with respect to the Business or agreed to any extension of time with respect to a material Tax assessment or deficiency with respect to the Business.

Section 3.8    Assigned Contracts

(a)    Schedule 3.8(a) identifies those Contracts included in the Assigned Contracts that, as of the date hereof (such Contracts that are required to be listed on Schedule 3.8(a) are herein referred to as “Material Contracts”):

(i)    are customer Contracts with a remaining term of longer than six months or involving more than $3,000,000 in aggregate revenue, except those that are terminable at the option of the applicable Seller upon 30 days’ notice or less;

(ii)    are supplier Contracts that require payment in excess of $5,000,000 per year or have a remaining term of longer than six months, except those that are terminable at the option of the applicable Seller upon 30 days’ notice or less;

(iii)    cover the lease, purchase or service of Tangible Personal Property requiring payments in excess of $100,000 per year;

(iv)    create a partnership or joint venture;

(v)    impose a Lien (other than a Permitted Lien) on any of the Purchased Assets;

(vi)    grant a license to intellectual property, other than a license contained in, or entered into in connection with, a Contract to purchase or sell goods or services;

(vii)    are consulting, employment, commission or severance Contracts or require the payment of compensation to a Hired Employee;

(viii)    appoint a Person as a sales agent or requires the payment of a performance-based earnout or commission;

(ix)    restrict either Seller from conducting the Business; or

(x)    have as a party (A) an Affiliate of either Seller, (B) a Governmental Authority, or (C) any director, officer, manager, or an Affiliate of either Seller, any individual in the immediate family of such director, officer, or manager, or any entity controlled by such director, officer, manager or immediate family member, provided that, such Contract requires payment by a Seller in excess of $50,000 per year.

(b)    Prior to the date hereof and except as set forth on Schedule 3.8(b), the Sellers have made available to the Buyer an accurate and complete copy of each Material Contract to the extent applicable to the Business (or described to the Buyer the material terms of any Material Contract to the extent applicable to the Business that is not written).

(c)    Except as set forth on Schedule 3.8(c)(i), each Material Contract is valid, binding and enforceable in accordance with its terms, except as limited by the General Enforceability Exceptions, and is in full force and effect. Except as set forth on Schedule 3.8(c)(ii), the transaction contemplated hereby will not give rise to any material breach of, or right of acceleration or termination under, any Material Contract. There are no existing material defaults by either Seller under any of the Material Contracts. To Sellers’ Knowledge, no event has occurred that (whether with or without notice, lapse of time or the happening or occurrence of any other event) would constitute a material default under any Material Contract by any party thereto other than either Seller.

Section 3.9    Leased Real Property.

(a)    Each Seller has a valid leasehold interest to the leasehold estate (as lessee) in the applicable Leased Real Property relating to such Seller, as lessee, free and clear of all Liens, except Permitted Liens. The Sellers have not since the respective beginning date of each Lease, ending on the date hereof, received any written notice of any breach, default or event that with notice or lapse of time, or both, would constitute a default by the Sellers under any Lease related to the Leased Real Property, unless cured by the Sellers.

(b)    With respect to the Leased Real Property, except as reflected on Schedule 3.9:

(i)    the Sellers are in exclusive possession thereof;

(ii)    all facilities thereon are supplied with utilities necessary for the operation of such facilities, as presently operated;

(iii)    no portion thereof is subject to any pending condemnation proceeding or other similar proceeding by any Governmental Authority materially adverse to the Leased Real Property and, to the Sellers’ Knowledge, there are no Threatened condemnation or other similar proceedings with respect thereto materially adverse to the Business;

(iv)    the Sellers are not a party to any agreements with owners or users of properties adjacent to any facility located on any parcel of the Leased Real Property relating to the use, operation or maintenance of such facility or any adjacent real property which would be materially adverse to the Business; and

(v)    the Sellers are not a lessor under, or otherwise a party to, any Lease pursuant to which the Sellers have granted to any Person the right to use or occupy all or any portion of the Leased Real Property.

Section 3.10    Tangible Personal Property.

(a)    Except as set forth on Schedule 3.10, the Sellers have good title to, a valid leasehold interest in, or a valid license to use, the Acquired Tangible Personal Property, free and clear of any Liens other than Permitted Liens.

(b)    Except as set forth on Schedule 3.10, the Tangible Personal Property is in good operating condition and order, subject to ordinary wear and tear, and is usable in the Ordinary Course of Business consistent with past practice.

(c)    Except as set forth on Schedule 3.10, all of the Tangible Personal Property is within the control of the Sellers.

Section 3.11    Intellectual Property.

(a)    Schedule 3.11(a) sets forth a list of (i) all Software license agreements used by the Sellers exclusively in the Business (the “Software License Agreements”), (ii) all Software owned by the Sellers that is used exclusively in the Business (the “Proprietary Software”) and (iii) domain names and URL addresses used by the Sellers exclusively in the Business.

(b)    Except as set forth on Schedule 3.11(b) or except as has not been or would not reasonably be expected to be materially adverse to the Business:

(i)    the Sellers own all right, title and interest in, or have a valid license to use, the Assigned Intellectual Property free and clear of all Liens other than Permitted Liens and own or have access to the source codes of the Proprietary Software;

(ii)    to the Sellers’ Knowledge, the use of the Assigned Intellectual Property in the conduct of the Business does not infringe upon or misappropriate any intellectual property rights of any Person;

(iii)    no claims or allegations of infringement or unauthorized use involving any Assigned Intellectual Property are pending against a third party;

(iv)    there are no pending claims or allegations of infringement or unauthorized use of any third party intellectual property or technology against the Sellers;

(v)    to Sellers’ Knowledge, no circumstances exist that would form the basis for any material claim of infringement, unauthorized use, or violation of any Assigned Intellectual Property, or challenge the ownership, use, validity or enforceability of any Assigned Intellectual Property;

(vi)    to Sellers’ Knowledge, neither Seller is in material default under, in breach of, or in receipt of any written notice of any default or material breach under any Software License Agreement; and

(vii)    the Software License Agreements are transferable, without the requirement of payment, except as may be provided in the terms of such Software License Agreements.

Section 3.12    Litigation. Excluding any Actions Threatened or pending under, related to, or in connection with, any Environmental Laws (which are covered in Section 3.15), as of the date of this Agreement, and except as set forth on Schedule 3.12, there are no Actions pending or, to the Knowledge of either Seller, Threatened against either Seller (in respect of the Business, the Purchased Assets or the Assumed Liabilities) that have had, or would reasonably be expected to have, (a) uninsured damages in excess of $1,000,000 or (b) a Material Adverse Effect.

Section 3.13    Compliance with Applicable Laws. Since January 1, 2017, (a) each Seller has complied in all material respects with all Laws applicable to the operation of the Business, except where any violation or failure to comply with such Laws would not reasonably be expected to have a Material Adverse Effect on the Business, (b) neither Seller has received any written notice alleging that the Business has been conducted in violation of applicable Law in any material respect or that the Business is under investigation with respect to any such material violation. This Section 3.13 does not apply to (i) Environmental Laws or matters, it being the intent and agreement of the Parties hereto that environmental-related matters be exclusively the subject of Section 3.15 hereof, (ii) employee benefit-related Laws or matters, it being the intent and agreement of the Parties hereto that employee benefit-related matters be exclusively the subject of Section 3.16 hereof and (iii) employment-related Laws or matters, it being the intent and agreement of the Parties hereto that employment-related matters be exclusively the subject of Section 3.17 hereof.

Section 3.14    Regulatory Compliance.

(a)    Schedule 3.14 contains a list of all Licenses and Permits maintained by each Seller as of the date hereof that are necessary and material to the conduct of the Business as currently conducted (collectively, the “Material Licenses and Permits”), together with the date of issuance and the current term thereof. All Material Licenses and Permits are in full force and effect as of the date hereof.

(b)    Each Seller is in compliance in all material respects with the terms and conditions of the Material Licenses and Permits and has received no written notices that it is in violation of any of the terms or conditions of any Material Licenses and Permits or alleging the failure to maintain any Material Licenses and Permits, except as would not reasonably be expected to have a Material Adverse Effect.

(c)    This Section 3.14 does not apply to any Licenses and Permits related to Environmental Laws or matters, it being the intent and agreement of the Parties hereto that such Licenses and Permits be exclusively the subject of Section 3.15 hereof.

Section 3.15    Compliance with Environmental Laws. Except as set forth on Schedule 3.15, in connection with the Business at all times since January 1, 2017:

(a)    Each Seller has operated the Business in compliance in all material respects with all applicable Environmental Laws or has remedied any non-compliant situations in accordance with the Environmental Laws;

(b)    No permits are required under any Environmental Laws to conduct its Business;

(c)    Each Seller is in compliance with all environmental liability provisions under all Leases on any of the Leased Real Property; and

(d)    There is no pending or Threatened Action, nor, to the Knowledge of the Sellers, are there any material facts or known grounds which could give rise to an Action against the Sellers under any Environmental Law, and Sellers have not received any written notice alleging that it is in material violation of Environmental Law.

The representations and warranties contained in this Section 3.15 constitute the sole and exclusive representations and warranties of the Sellers relating to, or in connection with, Environmental Laws and matters of any kind or nature.

Section 3.16    Employee Benefit Plans.

(a)    Each “employee benefit plan,” as defined in Section 3(3) of ERISA, maintained, contributed to or required to be contributed to by each Seller or any ERISA Affiliate of each Seller for the benefit of current, former or retired employees (the “Seller ERISA Plans”) and each other plan, contract, program or arrangement maintained, contributed to or required to be contributed to by each Seller or any ERISA Affiliate of such Seller for the benefit of current, former or retired employees (the “Seller Benefit Arrangements”) complies in all material respects with its terms and with ERISA and the Code except for circumstances that do not present the risk of any material liability to Sellers, and no “reportable event” or “prohibited transaction” (as such terms are defined in ERISA) or termination has occurred with respect to any Seller ERISA Plan under circumstances that present a risk of any material liability to such Seller. Except as set forth on Schedule 3.16(a), neither Seller nor any ERISA Affiliate of either Seller has any obligation to provide medical or life insurance coverage to any Hired Employee under the Seller ERISA Plans, the Seller Benefit Arrangements or any other plan or agreement.

(b)    No Seller ERISA Plan or any other plan sponsored or contributed to by any Seller or any of its ERISA Affiliates has incurred any “accumulated funding deficiency” (as such term is defined in Section 302 of ERISA and Section 412 of the Code (whether or not waived).

(c)    Neither any Seller nor any of such Seller’s ERISA Affiliates has completely or partially withdrawn from a “multiemployer plan” (as such term is defined in Section (3)(37) of ERISA) within the last six years.

Section 3.17    Employees.

(a)    Schedule 3.17(a), with respect to each employee of the Business, sets forth the following: dates of hire, position and title (if any), and current base salary or wage rate, the number of each employee’s accrued PTO. Neither Seller is a party to any collective bargaining agreement affecting any employee of the Business listed on Schedule 3.17(a).

(b)    Except as set forth in Schedule 3.17(b), all Business Employees are “employees at will.”

(c)    Neither Seller is a party to, bound by, any collective bargaining or other agreement with a labor organization representing any of the Hired Employees and there are no negotiations, demands or proposals that are pending or, to Sellers’ Knowledge, threatened, by any labor union regarding organizational activities. Except as set forth in Schedule 3.17(c), there has not been, nor, to the Sellers’ Knowledge, has there been any threat of, any strike, slowdown, work stoppage, lockout, concerted refusal to work overtime or other similar labor activity or dispute affecting the Seller or any of the Hired Employees.

(d)    Each Seller is in compliance with all applicable Laws pertaining to employment and employment practices to the extent they relate to the Hired Employees, except to the extent non-compliance would not result in a Material Adverse Effect.

Section 3.18    Sufficiency of Assets. The Purchased Assets, together with the Buyer’s rights and interests under the Transition Services Agreement, the Master Services Agreement, the Employee Leasing Agreement and the Shared Contracts Agreement are sufficient to conduct the Business in the Ordinary Course as of the Closing Date, except as described in Schedule 3.18.

Section 3.19    Brokers. Except for any fees to be paid to Credit Suisse Securities (USA) LLC by the Sellers, no broker, finder or agent is entitled to any brokerage fees, finder’s fees or commissions in connection with the transactions contemplated by this Agreement based upon arrangements made by or on behalf of the Sellers.

Section 3.20    Customers and Suppliers.

(a)    Schedule 3.20(a) sets forth a complete and accurate list of the top ten (10) customers of the Business for the twelve (12) month period ended December 31, 2019 (each, a “Significant Customer”).

(b)    Schedule 3.20(b) sets forth a complete and accurate list of the top ten (10) suppliers of the Business for the twelve (12) month period ended December 31, 2019 (each, a “Significant Supplier”).

(c)    Since January 1, 2020, no Significant Customer or Significant Supplier has cancelled or otherwise terminated its relationship with the Business or has altered, in a manner materially adverse to the Business, its relationship with the Sellers. To Sellers’ Knowledge, none of the Significant Suppliers or Significant Customers has informed Sellers in writing of any plan to terminate, cancel or otherwise adversely modify its relationship with Sellers in a material manner. To Sellers’ Knowledge, each Seller is not involved in any claim, dispute or controversy with any (i) Significant Customer or (ii) Significant Supplier, in each case, that could be material to the Business.

Section 3.21    Solvency. Immediately after giving effect to the transactions contemplated by this Agreement, each Seller shall be able to pay its debts as they become due and shall own property which has a fair saleable value greater than the amounts required to pay its debts (including a reasonable estimate of the amount of all contingent liabilities). Immediately after giving effect to the transactions contemplated by this Agreement, each Seller shall have adequate capital to carry on its businesses. No transfer of property is being made and no obligation is being incurred in connection with the transactions contemplated by this Agreement with the intent to hinder, delay or defraud either present or future creditors of the Sellers.

Section 3.22    Insurance. Sellers have made available to Buyer (a) a list of insurance policies currently in effect which pertain to or provide coverage with respect to the Business, and (b) a list of all pending claims under the policies of fire, liability, product liability, umbrella liability, real and personal property, workers’ compensation, vehicular, fiduciary liability and other casualty and property insurance maintained by the Sellers or their Affiliates exclusively relating to the Business and the claims history for the Business since January 1, 2019.

ARTICLE IV

REPRESENTATIONS AND WARRANTIES OF THE BUYER

The Buyer hereby represents and warrants to the Sellers as follows:

Section 4.1    Organization and Qualification. The Buyer is a corporation duly organized, validly existing and in good standing under the Laws of the State of Delaware.

Section 4.2    Authorization; Enforceability. The Buyer has the requisite corporate power and authority to execute and deliver this Agreement and the Other Agreements to which it is a party, to perform its obligations under this Agreement and the Other Agreements to which it is a party, and to consummate the transactions contemplated by this Agreement and the Other Agreements to which it is a party. This Agreement has been duly and validly executed and delivered by the Buyer, the Other Agreements to which the Buyer is a party will be duly executed and delivered by the Buyer at the Closing, and, assuming the due authorization, execution and delivery by the other parties hereto and thereto, will constitute, upon such execution and delivery in each case thereof, legal, valid and binding obligations of the Buyer, enforceable in accordance with their terms and conditions, except as such enforceability may be limited by the General Enforceability Exceptions.

Section 4.3    No Consents. Assuming all filings required under the HSR Act are made and any waiting periods thereunder have expired or been terminated, no material Consent of, permit or exemption from, or declaration, filing or registration with, any Governmental Authority is required to be made or obtained by the Buyer in connection with the execution, delivery and performance of this Agreement by the Buyer.

Section 4.4    Litigation. There are no Actions pending or Threatened against the Buyer, nor is the Buyer subject to any judgment, order or decree of any court, judicial authority or Governmental Authority that would operate to prevent, delay or burden any of the transactions contemplated by this Agreement.

Section 4.5    No Violation. Neither the execution and delivery of this Agreement or the Other Agreements to which it is a party, nor the performance by it of the transactions contemplated hereby or thereby will (a) constitute a default under the Organizational Documents of the Buyer or (b) conflict with or violate any Laws applicable to the Buyer.

Section 4.6    Available Funds. The Buyer has sufficient immediately available funds, in cash, to pay the Purchase Price and to pay any other amounts due and payable by it under this Agreement, together with all related fees and expenses of the Buyer, and to effect the transactions contemplated by this Agreement, all without any Consent required. The Buyer affirms that it is not a condition to the Closing or any of its obligations under this Agreement that the Buyer obtain financing for or related to any of the transactions contemplated hereby.

Section 4.7    Solvency. Immediately after giving effect to the transactions contemplated by this Agreement, the Buyer shall have adequate capital to carry on the Business.

Section 4.8    Brokers. No broker, finder or agent is entitled to any brokerage fees, finder’s fees or commissions in connection with the transactions contemplated by this Agreement based upon arrangements made by or on behalf of the Buyer.

ARTICLE V

CLOSING

Section 5.1    Time and Place. Subject to the terms and conditions of this Agreement, the Closing shall take place at the offices of Baker & Hostetler LLP, 1 North Wacker Drive, Suite 4500, Chicago, Illinois or remotely via the exchange of documents and signatures (including by email or facsimile), on November 2, 2020 if all of the conditions to Closing set forth in Article VII are either satisfied or waived on such date (other than conditions which, by their nature, are to be satisfied on the Closing Date) or otherwise, on November 3, 2020 if all of the conditions to Closing set forth in Article VII are either satisfied or waived on such date (other than conditions which, by their nature, are to be satisfied on the Closing Date). In the event that all of the conditions to Closing set forth in Article VII are not either satisfied or waived (other than conditions which, by their nature, are to be satisfied on the Closing Date) by November 3, 2020, the Closing shall take place on the first Business Day of the calendar month following the date on which all of the conditions to Closing set forth in Article VII are either satisfied or waived (other than conditions which, by their nature, are to be satisfied on the Closing Date). The Closing may also occur at such other time, date or place as the Sellers and the Buyer may mutually agree upon in writing. The date on which the Closing occurs is herein referred to as the “Closing Date” and the Closing shall be deemed to have occurred as of 12:01am Central Time on the Closing Date.

Section 5.2    Deliveries by the Sellers. At the Closing, the Sellers shall deliver or cause to be delivered to the Buyer:

(a)    Bill of Sale and Documents of Title. Duly executed bills of sale, assignment of intellectual property, if any, and all other instruments of sale, assignment and transfer as are reasonably necessary or appropriate to sell, assign and transfer to the Buyer (and to vest in the Buyer) good and marketable title to the Purchased Assets, in recordable form, where appropriate, in form and substance reasonably acceptable to the Parties.

(b)    Assumption Agreement. An executed copy of an assumption agreement, pursuant to which the Buyer shall assume all of the Assumed Liabilities (the “Assumption Agreement), duly executed by Sellers.

(c)    Required Consents. The Third Party Consents identified on Schedule 5.2(c).

(d)    Lien Releases. Evidence of lien releases in the form of UCC termination statements or amendments or otherwise in a form reasonably satisfactory to the Buyer evidencing the release of each of the Liens previously perfected by a UCC filing upon the Purchased Assets, other than Permitted Liens.

(e)    Other Agreements. Executed counterparts of the Other Agreements to which any Seller is a party.

(f)    FIRPTA Affidavit. A duly executed non-foreign seller affidavit, dated as of the Closing Date, sworn under penalty of perjury and in form and substance required under the Treasury Regulations issued pursuant to Section 1445 of the Code, stating that each Seller is not a “Foreign Person” as defined in Section 1445 of the Code.

Section 5.3    Deliveries by the Buyer. The Buyer will deliver or cause to be delivered to the Sellers:

(a)    The Purchase Price. Payment of the Purchase Price as provided in Section 2.1.

(b)    Assumption Agreement. The Assumption Agreement, duly executed by Buyer.

(c)    Other Agreements. Executed counterparts of the Other Agreements to which the Buyer is a party.

ARTICLE VI

COVENANTS

Section 6.1    Tax Covenants. The Buyer and Sellers shall each pay 50% of all Transfer Taxes, however styled or designated, that are required to be paid in connection with the Transaction, regardless of the Party upon which such amounts would have been imposed absent this provision. The Parties shall cooperate with each other to the extent reasonably requested and legally permitted to minimize any such Transfer Taxes including obtaining and supplying any exemption certificates or other documents necessary to reduce or eliminate such taxes. The Party required by Law to file such Tax Returns shall prepare and file all necessary Tax Returns and other documentation with respect to all such Taxes, costs and fees within the time period prescribed by Law.

Section 6.2    Access to Books and Records.

(a)    From and after the Closing, each of Buyer and the Sellers shall provide the other party or parties and their Representatives with reasonable access (for the purpose of examining and copying), during normal business hours and in a manner so as not to interfere with normal business operations, to the books and records relating to the Purchased Assets, the Business, and this Agreement, in connection with legitimate business purposes of the requesting Party (such as the filing of any Tax Returns, the making of any Tax elections, and the defense of any Tax claim audit or proceeding), except in connection with any indemnification claim or dispute arising hereunder, expressed to the other Party in writing.

(b)    From and after the Closing, each Seller may, but shall not be obligated to, retain a copy of the business records that such Seller is required by any Law or Contract to retain (collectively, the “Retained Records”); provided that the Retained Records shall be used solely to comply with Law, in connection with an Action to which the Sellers or any of their Affiliates are a party, or to satisfy an information or records retention requirement of a Contract to which a Seller is a party. Each Seller shall protect the confidentiality of any Retained Records with the same care as it uses with its own business records of a similar kind, but not less than reasonable care for similar businesses in the third-party logistics industry.

Section 6.3    Attorney-Client Privilege. The Parties agree to take the steps necessary to ensure that any privilege attaching as a result of legal counsel representing the Sellers in connection with this Agreement and the Other Agreements and the transactions contemplated hereby and thereby will survive the Closing and remain in effect; provided, that from and after the Closing such privilege will be controlled by the Sellers. In addition, Buyer hereby waives, on its own behalf, and agrees to cause the Business to waive, any conflicts that may arise in connection with such counsel representing the Sellers after the Closing, including in connection with a dispute with the Buyer or the Sellers following the Closing.

Section 6.4    Employee Matters.

(a)    Employees Transfer. Effective as of midnight on the Expiration Date, the Sellers shall cause the employment of all Business Employees to be terminated, with the exception of any Leave Employees. Effective on the day following the Expiration Date, Buyer shall offer employment to all Business Employees who are employed by the Sellers with respect to the Business as of the Expiration Date other than Leave Employees as of the Expiration Date. Buyer is not required to offer employment to any Business Employee who is a Leave Employee as of the Expiration Date, provided, however, Buyer shall offer employment to each FMLA Employee when such FMLA Employee seeks to return to work in the Business whether before or at the expiration of the applicable FMLA leave period. For purposes of clarity, if upon the expiration of the FMLA leave period for any FMLA Employee, such employee does not seek to return to work and in lieu thereof, utilizes an additional short-term or long-term disability benefit, Buyer shall have no obligation to offer employment to such employee until the short-term disability benefit ends provided that such employee is not then utilizing a long-term disability benefit. All such Business Employees and FMLA Employees who accept Buyer’s offer of employment and commence employment with Buyer shall herein be referred to as “Hired Employees.” Each Hired Employee will be provided by Buyer with (i) a rate of base salary, wages, seniority recognition (including, without limitation, for severance eligibility and benefits), bonus opportunity and other cash compensation at the level that such compensation and benefits are paid by the applicable Seller to the Hired Employees as of the Expiration Date, and (ii) other benefits provided by the Buyer to its employees generally who are similarly situated to such Hired Employees (with the comparison of benefits under this clause (ii) determined with reference to benefits other than stock option or other equity compensation programs).

(b)    Service Credit. For purposes of any employee benefit plan, program or arrangement established for or made available to the Hired Employees by the Buyer (the “Buyer Plans”), the Buyer shall credit each Hired Employee with service for all periods of service prior to the Expiration Date to the extent recognized by the Sellers, any Affiliate of Sellers or any of their predecessors. Such service will be credited for purposes of determining eligibility for, vesting in and the level of benefits under all of Buyer Plans and for all other purposes for which service is either taken into account or recognized, in each case to the extent so taken into account or recognized by Sellers, any Affiliate of Sellers or any of their predecessors.

(c)    Buyer Plans. Coverage for all Hired Employees and their eligible dependents under the Seller ERISA Plans and the Seller Benefit Arrangements that are medical plans (the “Seller Medical Plans”) and such coverage under other Seller ERISA Plans and Seller Benefit Arrangements that are welfare benefits within the meaning of Section 3(1) of ERISA (the “Seller Welfare Plans”) will be terminated by Sellers as of midnight on the Expiration Date. Buyer Plans that are welfare benefit plans within the meaning of Section 3(1) of ERISA (the “Buyer Welfare Plans”) and Buyer Plans that are medical plans (the “Buyer Medical Plans”) shall provide coverage and benefits to Hired Employees and their eligible dependents beginning at 12:01 am Central Time on the day after the Expiration Date. The Buyer shall be responsible for all claims under the Buyer Welfare Plans and the Buyer Medical Plans for expenses incurred by the Hired Employees and their eligible dependents effective at 12:01 am Central Time on the day after the Expiration Date and thereafter. All claims prior to and including the Expiration

Date will be the Sellers’ responsibility. A claim shall be deemed incurred when (i) the medical, dental or vision service relating to the expense is provided, regardless of when the incident giving rise to the medical, dental or vision expense occurs, or (ii) in the event of a life, travel and accident, or accidental death or dismemberment insurance, disability or workers’ compensation claim, when the death, accident or injury, as applicable, occurs. The Buyer shall cause deductibles and out-of-pocket payments expended by each Hired Employee for coverage under the Seller Welfare Plans or the Seller Medical Plans in the plan year in which the Expiration Date occurs to be counted toward the deductibles and out-of-pocket maximums applicable to each Hired Employee under the Buyer Welfare Plans and the Buyer Medical Plans. In addition, no condition, limitation, exclusion or waiting period applicable with respect to any Buyer Welfare Plan or Buyer Medical Plan will apply to any Hired Employee.

(d)    Transfer of 401(k) Plan Assets. The Buyer shall permit the Hired Employees to make rollover contributions of their account balances, under the RR Donnelley Savings Plan to a plan maintained by the Buyer that is intended to satisfy the requirements of Section 401(k) of the Code, subject to the eligibility and waiting period required under all such plans of Buyer.

(e)    Paid Time Off. Unless otherwise required by applicable Law, the Sellers shall not pay out to any Hired Employees any paid time off (“PTO“) benefits earned but not yet used as of the date on which such Hired Employees terminate employment with the Sellers in order to commence employment with the Buyer. The Buyer shall recognize, honor and assume all Liabilities for each Hired Employee’s unused PTO balance with the Sellers as of the Expiration Date.

(f)    COBRA. After the Expiration Date and in accordance with applicable Law, Buyer shall provide or cause to be provided any required notice under COBRA. To the extent required by applicable Law, Buyer shall be responsible for obligations arising under COBRA resulting from the actions of Buyer, or at the direction of Buyer, on or after the day immediately preceding the Expiration Date or from the acquisitions contemplated by this Agreement or by the Employee Leasing Agreement, including, as applicable, providing COBRA coverage for employees or former employees (and their beneficiaries) of the Seller (a) who are currently receiving COBRA coverage or (b) whose employment is terminated effective as of the Expiration Date and, as a result thereof, are eligible to receive COBRA coverage. From and after the date Leased Employees (as defined in the Employee Leasing Agreement) generally become covered by Buyer’s medical plans, such plans will also provide COBRA continuation coverage to Leased Employees and dependents who obtain medical coverage through such Leased Employees who are “qualified beneficiaries” under COBRA regulations. To the extent Buyer provides post-employment benefits, including pursuant to COBRA, to any Leased Employees during the Services Period (as defined in the Employee Leasing Agreement), Buyer shall reimburse Seller for all costs related thereto.

(g)    Severance. Seller shall be solely responsible for any severance or salary continuation expenses (including any COBRA benefits) for any Leased Employee that is terminated during the Services Period.

(h)    WARN Act. If applicable, the Buyer shall be responsible for all Liabilities under the WARN Act, or any state plant closing or notification Law, or similar Law in other jurisdictions, arising out of, or relating to, (x) in respect of employees of the Sellers, the failure of the Buyer to offer employment to employees of the Sellers in accordance with Section 6.4(a), or (y) in respect of Hired Employees, any actions taken by the Buyer or any of its Affiliates after the Expiration Date.

(i)    Employee Information. On or before the Closing Date, the Sellers will provide Buyer a list of all Leave Employees as of the Closing Date, which list shall also identify those Leave Employees that as of the Closing Date are on leave pursuant to the FMLA. Following the date of this Agreement, the Sellers shall use Reasonable Efforts to provide the Buyer with information and data reasonably requested by the Buyer in connection with the Buyer’s rights and obligations under this Article VI, including exchanging information and data relating to employee benefits and Plan coverage (except to the extent prohibited by applicable Law).

(j)    Seller’s Plans. Nothing in this Agreement shall limit the right of Seller, or require Seller, to change the terms or conditions of its employee benefit plans and arrangements or require Seller to continue such plans and arrangements or place restrictions on Seller’s rights to terminate such plans and arrangements at Seller’s sole discretion.

(k)    Employee Leasing Agreement. To the extent any of the provisions included in this Agreement are in conflict with the provisions of the Employee Leasing Agreement, the terms of the Employee Leasing Agreement shall control.

Section 6.5    Confidentiality.

(a)    Non-Disclosure of Confidential Information. From and after the Closing Date, each of the Sellers, on the one hand, and the Buyer, on the other hand (as such, a “Restricted Party”) shall not, directly or indirectly, disclose or use at any time (and shall cause its Affiliates and Representatives not to disclose or use) any Confidential Information owned by the other Party (whether or not such information is or was developed by it), except to the extent that such disclosure or use is directly related to and required by the performance of its duties to the other Party or as required by Law or as otherwise provided hereunder. From and after the Closing Date, each Restricted Party further agrees to take commercially reasonable steps, to the extent within its control, to safeguard such Confidential Information owned by the other Party and to protect it against disclosure, misuse, espionage, loss and theft. In the event any of the Restricted Parties is required by Law to disclose any Confidential Information owned by the other Party, such Restricted Party shall promptly notify the other Party in writing, which notification shall include the nature of the legal requirement and the extent of the required disclosure, and shall cooperate with the other Party’s reasonable requests to preserve the confidentiality of such Confidential Information consistent with applicable Law. For purposes of this Agreement, “Confidential Information” means all information of a confidential or proprietary nature (whether or not specifically labeled or identified as “confidential”), in any form or medium, that relates to a Party’s business or its suppliers, distributors, customers, independent contractors or other business relationships. Confidential Information includes the following as they relate to a Party’s business and, in each case, to the extent a Party obtains a commercial benefit from the secret nature of such information: internal business information (including information relating to strategic and staffing plans and practices, business, training, marketing, promotional and sales plans and practices, cost, rate and pricing structures, accounting and business methods and potential acquisition candidates); identities of, individual requirements of, and specific contractual arrangements with, the business’s suppliers, distributors, customers, independent contractors or other business relations and their confidential information; trade secrets, know-how, compilations of data and analyses, techniques, systems, formulae, research, records, reports, manuals, documentation, models, data and databases relating thereto; and inventions, innovations, improvements, developments, methods, designs, analyses, drawings, and reports. Notwithstanding the foregoing, Confidential Information does not include such information which: (A) at the time of disclosure is publicly available or thereafter becomes publicly available through no act or omission of a Restricted Party; (B) is thereafter disclosed or furnished to the Restricted Party by a third party who is not known by such Restricted Party to have acquired the information under an obligation of confidentiality; (C) is independently developed by the Restricted Party without the use of or reference to Confidential Information after the Closing Date; or (D) is disclosed by the Restricted Party (subject to compliance with the applicable provisions of this subsection (a)) under compulsion of applicable Law.

(b)    Specific Performance; Injunctive Relief. Each Party acknowledges and agrees that in the event of a breach by any Party of any of the provisions of subsection (a) above, the other Party may suffer irreparable harm for which no adequate remedy at law would exist, and damages may be difficult to determine. Consequently, in the event of any such breach, the other Party or its successors or assigns may, in addition to other rights and remedies existing in their favor, apply to any court of law or equity of competent jurisdiction for specific performance or injunctive or other relief in order to enforce or prevent any violations of the provisions of subsection (a) above, in each case, without the requirement of posting a bond or proving actual damages.

Section 6.6    Non-Competition; Non-Solicitation.

(a)    Non-Competition.

(i)    Each Seller shall not, and shall cause their wholly owned subsidiaries not to, at any time during the three-year period following the Closing Date (the “Restricted Period”), directly or indirectly, (A) engage in or assist others in engaging in the Business in the Territory or (B) have an interest in any Person that engages directly or indirectly in the Business in the Territory in any capacity, including as a partner, shareholder, member, employee, principal, agent, trustee or consultant.

(ii)    Anything to the contrary in this Section 6.6 notwithstanding, and without implication that any of the following activities would otherwise violate the provisions of this Section 6.6, nothing in this Agreement shall preclude, prohibit or restrict Sellers and their respective Affiliates from engaging, or require any Seller or any of their Affiliates not to engage, in any manner in any of the following:

(A)    engaging in the business of import-export services, mail logistics services or carrier reselling and cross selling to customers that, in each case, is ancillary to the business communications services and marketing solutions provided to its customers;

(B)    purchasing or owning up to and including ten percent (10%) of any class of securities of a publicly-held corporation (if such securities are listed on any national or regional securities exchange and have been registered under applicable Law) engaged primarily in the Business;

(C)    engaging in and carrying out the activities and transactions contemplated by this Agreement or the Other Agreements;

(D)     selling or otherwise disposing of any of their respective assets or businesses to a Person engaged in the Business or the acquisition of any Seller (whether by merger, consolidation, purchase of equity or otherwise); or

(E)     the acquisition of any Person (whether by merger, consolidation, purchase of equity, purchase of assets or otherwise) after the Closing (an “After-Acquired Business”) by the Sellers or their respective Affiliates that engages in the Business, provided, that at the time of such acquisition, the revenues derived from the Business by such After-Acquired Business constitute no more than five percent (5%) of the gross revenues of the After-Acquired Business in the most recently completed fiscal year immediately prior to the date of such acquisition.

(iii)    All obligations of the Sellers, their respective Affiliates or any successor of the foregoing under this Section 6.6(a) shall terminate in the event of a sale or merger of Buyer (other than to an Affiliate of Parent) or a sale of all or substantially all of the assets of the Business.

(b)    Customers. Each Seller agrees that it will not, during the Restricted Period, without the prior written consent of the Buyer, either directly or indirectly, individually or in partnership or in conjunction with any Person, whether as principal, agent, director, officer, employee, investor or in any other manner whatsoever, solicit, or attempt to solicit any customer listed on Schedule 6.6 to provide services substantially similar to the Business.

(c)    Employees. Each Seller covenants and agrees that it will not, at any time during the Restricted Period, without the prior written consent of the Buyer, either directly or indirectly, offer employment to a Hired Employee or endeavour to entice a Hired Employee away from the Buyer, provided that nothing herein shall prevent each Seller from (i) employing a Hired Employee who independently responds to a general solicitation of employment by such Seller or (ii) employing a Hired Employee who through no intervention by such Seller, is no longer employed by the Buyer at the time of such Seller’s offer of employment to such Hired Employee.

(d)    Injunctive Relief. Each Seller acknowledges that, without prejudice to any other rights of the Buyer, in the event of a violation or attempted violation of any of the provisions of this Section 6.6 an injunction or any other like remedy may be the only effective remedy to protect the rights and property of Buyer and that an interim injunction may be granted immediately on the commencement of any action without the requirement of posting bond.

Section 6.7    Restriction on Dissolution. Each Seller shall not dissolve or otherwise fail to maintain its existence as a legal entity (except via (a) involuntary bankruptcy or other involuntary insolvency proceeding or (b) merger or voluntary bankruptcy or other involuntary insolvency proceeding in which such Seller’s obligations and covenants hereunder are assumed by the surviving company) for a period of two (2) years following the Closing Date.

Section 6.8    Wrong Pockets.

(a)    Without amending or waiving Section 6.14, if at any time within twelve (12) months after the Closing, either party discovers that any Purchased Asset is held by Sellers or any of their Affiliates or that any Assumed Liability has not been assumed by Buyer or any of its Affiliates, each of the Sellers, Buyer and their respective Affiliates will (i) use Reasonable Efforts to promptly transfer such Purchased Asset to Buyer or its designated Affiliate or cause such Assumed Liability to be assumed by Buyer or its designated Affiliate in each case for no additional consideration and at Sellers’ expense or (ii) at Buyer’s reasonable request and sole cost, Sellers shall provide reasonable assistance in connection with the recordation or registration of transfer and assignment of any applicable Purchased Assets; provided that none of Buyer, Sellers or any of their respective Affiliates shall be required to commence any litigation or offer or pay any money or otherwise grant any accommodation (financial or otherwise) to any third party in consideration therewith.

(b)    If at any time within twelve (12) months after the Closing, either party discovers that any Excluded Asset is held by Buyer or any of its Affiliates or that any Excluded Liability has been erroneously assumed by Buyer or any of its Affiliates, each of the Sellers, Buyer and their respective Affiliates will use Reasonable Efforts to promptly transfer such Excluded Asset to the Sellers or their designated Affiliate or cause such Excluded Liability to be assumed by the Sellers or their designated Affiliate in each case for no additional consideration and at Buyer’s expense; provided that none of Buyer, Sellers or any of their respective Affiliates shall be required to commence any litigation or offer or pay any money or otherwise grant any accommodation (financial or otherwise) to any third party in consideration therewith.

Section 6.9    Efforts; Access Prior to Closing.

(a)     From the date hereof until the Closing, each of the Parties shall cooperate with each other and use commercially reasonable efforts to take such actions are reasonably necessary or advisable to satisfy the closing conditions set forth in Article VII.

(b)    From the date hereof until the Closing, the Sellers shall afford the Buyer and its Representatives reasonable access to and the right to inspect all of the Leased Real Property, properties, assets, premises and other documents and data related to the Business, provided, however, that any such inspections shall be conducted during normal business hours upon reasonable advance notice to the Sellers, under the supervision of the Sellers’ personnel and in such a manner as not to interfere with the conduct of the Business or any other businesses of the Sellers.

(c)    All information provided or obtained in connection with the transactions contemplated hereby will be held by the Buyer in accordance with the Letter Agreement regarding confidentiality, dated as of June 15, 2020 by and between the Donnelley and the Buyer (the “Confidentiality Agreement”). The terms of the Confidentiality Agreement are hereby incorporated by reference and, notwithstanding anything in the Confidentiality Agreement to the contrary, shall continue in full force and effect until the Closing, at which time such Confidentiality Agreement shall terminate. If this Agreement is terminated prior to the Closing, the Confidentiality Agreement shall continue in full force and effect in accordance with its terms without reference to the execution of this Agreement.

Section 6.10    Conduct of the Business Prior to the Closing. From the date hereof until the Closing, the Sellers shall conduct the Business in the Ordinary Course of Business and will use commercially reasonable efforts to keep intact its present operations, physical facilities, working conditions, insurance policies and relationships with lessors, licensors, suppliers, customers, and employees. Except as otherwise provided in this Agreement or consented to in writing by the Buyer (which consent shall not be unreasonably withheld or delayed), the Sellers shall not:

(a)    incur any capital expenditures in an aggregate amount exceeding (i) $500,000 if payable to an unaffiliated third party, (ii) any amount if payable to an Affiliate of either Seller, if such capital expenditures would result in an Assumed Liability;

(b)    grant any Liens on the Purchased Assets, except for Permitted Liens;

(c)    materially change the salaries, bonuses, benefits or commitment to pay (or payment of) material severance to any Business Employee;

(d)    enter into any new Leases with respect to any real property or amend, renew or extend any Leases with respect to the Leased Real Property;

(e)    enter into any Leases with respect to any new equipment, other than operating Leases to replace broken or outdated equipment in the Ordinary Course of Business; or

(f)    agree, in writing or otherwise, to take any of the foregoing actions.

Section 6.11    Governmental Approvals.

(a)    Promptly following the execution of this Agreement, but in no event later than five (5) days following the date of this Agreement, Buyer and Sellers shall file, or cause to be filed by their respective “ultimate parent entities” the notifications and other information (if any) required to be filed under the HSR Act with respect to the transactions contemplated herein and request early termination of the standard waiting period under the HSR Act. Buyer shall be responsible for all filing fees under the HSR Act and any such other Laws. Buyer shall coordinate and cooperate with Sellers in exchanging such information and providing such assistance as Sellers may reasonably request in connection with all of the foregoing. The parties hereto shall not take any action that will have the effect of delaying, impairing or impeding the receipt of any required consents, authorizations, orders and approvals.

(b)    Buyer and Sellers shall take, or cause to be taken, all actions, and to do, or cause to be done, and to assist and cooperate with the other parties hereto in doing, all things necessary, proper or advisable to consummate and make effective, in the most expeditious manner practicable, the transactions contemplated hereby, including (i) obtaining all necessary actions or nonactions, waivers, consents and approvals from Governmental Authorities and the making of all necessary registrations and filings (including any filings with Governmental Authorities) and the taking of all commercially reasonable steps as may be necessary to obtain an approval or waiver from or to avoid an action or proceeding by any Governmental Authority, including responding promptly and complying with all inquiries for additional information and documentation received from the Federal Trade Commission, the Antitrust Division of the U.S. Department of Justice, or any other Governmental Authority with jurisdiction over the transactions contemplated hereby, (ii) defending any lawsuits or other legal proceedings, whether judicial or administrative, challenging this Agreement and/or the transactions contemplated hereby, including seeking to have any stay or temporary restraining order entered by any court or other Governmental Authority vacated or reversed and opposing any motion or action for a temporary, preliminary or permanent injunction or Governmental Order against or preventing or delaying the consummation of the transactions contemplated hereby, (iii) executing and delivering any additional instruments necessary to fully carry out the purposes of this Agreement, and (iv) taking any other commercially reasonable remedial action that may be necessary to obtain an approval or waiver from or to avoid an action or proceeding by any Governmental Authority. Anything to the contrary notwithstanding, in no event will Buyer or any affiliate of Buyer be obligated to agree to the disposition of, or any limitation on the operation of, any subsidiary or business unit within its consolidated group.

(c)    All analyses, appearances, meetings, discussions, presentations, memoranda, briefs, filings, arguments, and proposals made by or on behalf of any parties before any Governmental Authority or the staff or regulators of any Governmental Authority, in connection with the transactions contemplated hereunder (but, for the avoidance of doubt, not including (i) initial submissions of documents required by each of the parties hereto for the initial filing under the HSR Act, (ii) any interactions of the Buyer or the Sellers with Governmental Authorities in the ordinary course of business or stemming from an unsolicited or unscheduled call from the staff or representatives of any Governmental Authority, (iii) any disclosure which is not permitted by Law or prohibited by the instructions of any Governmental Authority or (iv) any disclosure containing confidential information) shall be disclosed to the other parties hereunder in advance of any filing, submission or attendance, it being the intent that the parties will consult and cooperate with one another, and consider in good faith the views of one another, in connection with any such analyses, appearances, meetings, discussions, presentations, memoranda, briefs, filings, arguments, and proposals. Except with respect to the circumstances described in subsections (ii) and (iii) above, each party hereto shall give notice to the other parties with respect to any meeting, discussion, appearance or contact with any Governmental Authority or the staff or regulators of any Governmental Authority, with such notice being sufficient to provide the other parties with the opportunity to attend and participate in such meeting, discussion, appearance or contact. Each party hereto will, subject to applicable Laws, permit counsel for the other parties to review in advance, and consider in good faith the views of the other parties in connection with, any proposed written communication to any Governmental Authority in connection with the transactions hereunder.

Section 6.12    Use of Names.

(a)    Neither the Buyer nor any of its Affiliates shall have any right, title, interest, license to, nor shall the Buyer or an Affiliate use, or have the right to use, the “Donnelley”, “RRD”, “DLS”, and “Donnelley Logistics Services” names or any variations or derivatives thereof or any trademarks, tradestyles or logos of the Sellers (collectively, the “Names and Marks”), except as provided in Section 6.12(b) below.

(b)    Notwithstanding the foregoing, following the Closing, Buyer, its Affiliates and the Business shall be permitted to use any signs or stationery, purchase order forms, packaging or other goods or supplies, advertising and promotional materials, product, training and service literature and materials, documentation, or any other materials in print format or hard copy medium that contain the Names and Marks for a period of sixty (60) days after the Closing Date; provided however, the Buyer, its Affiliates and the Business shall not use the Names and Marks in any new electronic communication, including, but not limited to, emails, websites and web advertising. In addition, the Buyer and its Affiliates will have no obligation to modify or update any finished products distributed prior to the Closing Date to remove or prevent the continued inclusion or display of the Names and Marks. After the Closing Date, the Sellers grant to the Buyer, its Affiliates and the Business a non-exclusive, non-transferrable, non-sublicensable license to use the Names and Marks solely for the periods and in accordance with the terms set forth in this Section 6.12(b). The Buyer and its Affiliates shall cause (i) all independent contractors and agents of the Buyer and its Affiliates with respect to the Business (including all agent stations) and (ii) any other third party that the Business has granted rights to use the Names and Marks as a customer or vendor, to comply with this Section 6.12.

Section 6.13    GSI Earnout. Upon delivery from the Buyer to the Sellers of evidence of a GSI Annual Earnout Payment, the Buyer and the Sellers agree to issue a joint written instruction to the Escrow Agent to (i) release to the Buyer, from the then remaining Escrow Amount, the amount of such GSI Annual Earnout Reimbursement and (ii) following the Initial Escrow Release Date and to the extent such GSI Annual Earnout Payment is zero, release to the Sellers One Million Five Hundred Thousand Dollars ($1,500,000) from the then remaining Escrow Amount. Notwithstanding anything in this Agreement to the contrary, Sellers’ sole reimbursement or other obligations with respect to the GSI Earnout are as set forth in this Section 6.13.

Section 6.14    Further Assurances . Subject to provisions of Section 6.8, in case at any time after the Closing any further actions are necessary or desirable to carry out the purposes of this Agreement, each of the Parties shall take such further actions (including the execution and delivery of such further instruments and documents) as the other Party may reasonably request, all at the sole cost and expense of the requesting Party (unless the requesting Party is entitled to indemnification therefor under Article VIII below).

ARTICLE VII

CLOSING CONDITIONS

Section 7.1    General Conditions. The respective obligations of the Buyer and the Sellers to consummate the transactions contemplated by this Agreement shall be subject to the fulfilment, at or prior to the Closing, of each of the following conditions, any of which may, to the extent permitted by applicable Law, be waived in writing by either the Sellers or the Buyer, in their sole discretion:

(a)    The filings of Buyer and Sellers pursuant to the HSR Act, if any, shall have been made and the applicable waiting period and any extensions thereof shall have expired or been terminated.

(b)    No Governmental Authority shall have enacted, issued, promulgated, enforced or entered any Law (whether temporary, preliminary or permanent) that is then in effect and that enjoins, restrains, makes illegal or otherwise prohibits the consummation of the transactions contemplated by this Agreement.

(c)    No Action shall be pending or threatened in writing before any Governmental Authority in which an unfavorable judgment would prevent consummation of the transactions contemplated by this Agreement.

Section 7.2    Conditions to Obligations of the Buyer. The obligations of the Buyer to consummate the transactions contemplated by this Agreement shall be subject to the fulfillment or the Buyer’s waiver, at or prior to the Closing, of each of the following conditions:

(a)    The representations and warranties of the Sellers contained in Article III shall be true and correct in all respects as of the date made and as of the Closing Date with the same effect as though made at and as of such date (except those representations and warranties that address matters only as of a specified date, which shall be true and correct in all respects as of that specified date), except where the failure of such representations and warranties to be true and correct would not have, and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse

Effect (it being understood that for purposes of determining the accuracy of such representations, all “Material Adverse Effect” qualifications and other materiality qualifications contained in such representations and warranties shall be disregarded).

(b)    The Sellers shall have duly performed and complied in all material respects with all agreements, covenants and conditions required by this Agreement and each of the Other Agreements to be performed or complied with by it prior to or on the Closing Date.

(c)    The Buyer shall have received a certificate, dated the Closing Date and signed by a duly authorized officer of each Seller, that each of the conditions set forth in Section 7.2(a) and Section 7.2(b) have been satisfied (the “Sellers’ Closing Certificate”).

(d)    The Buyer shall have received from the Sellers each of the closing deliveries set forth in Section 5.2.

Section 7.3    Conditions to Obligations of the Sellers. The obligations of the Sellers to consummate the transactions contemplated by this Agreement shall be subject to the fulfillment or the Sellers’ waiver, at or prior to the Closing, of each of the following conditions:

(a)    The representations and warranties of the Buyer contained in Article IV shall be true and correct in all respects as of the date made and as of the Closing Date with the same effect as though made at and as of such date (except those representations and warranties that address matters only as of a specified date, which shall be true and correct in all respects as of that specified date), except where the failure of such representations and warranties to be true and correct would not have, and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on Buyer’s ability to consummate the transactions contemplated hereby (it being understood that for purposes of determining the accuracy of such representations, all “Material Adverse Effect” qualifications and other materiality qualifications contained in such representations and warranties shall be disregarded).

(b)    The Buyer shall have duly performed and complied in all material respects with all agreements, covenants and conditions required by this Agreement and each of the Other Agreements to be performed or complied with by it prior to or on the Closing Date.

(c)    The Sellers shall have received a certificate, dated the Closing Date and signed by a duly authorized officer of the Buyer, that each of the conditions set forth in Section 7.3(a) and Section 7.3(b) have been satisfied (the “Buyer Closing Certificate”).

(d)    The Sellers shall have received from the Buyer each of the closing deliveries set forth in Section 5.3.

ARTICLE VIII

INDEMNIFICATION

Section 8.1    Survival Periods.

(a)    All representations and warranties of the Sellers contained in, or arising out of, this Agreement shall survive the Closing hereunder for a period of twelve (12) months after the Closing Date, after which they shall expire and be of no further force or effect; provided, however, that the representations and warranties set forth in Section 3.1 (Organization and Qualification), Section 3.2 (Authorization; Enforceability), and Section 3.19 (Brokers) (the “Fundamental Representations”) or any representations or warranties made fraudulently (“Fraudulent Representations”) shall survive the Closing indefinitely and the representations and warranties in Section 3.7 (Taxes) shall survive in accordance with the applicable statute of limitations. The covenants of the Sellers will survive the Closing in accordance with their terms. In order for any representations or warranties to be deemed “Fraudulent Representations”, such representations and warranties must be a knowing and intentional misrepresentation of a material fact by Sellers with the intent that Buyer rely on such fact, coupled with Buyer’s detrimental reliance on such fact under circumstances that constitute common law fraud under applicable Law.

(b)    All representations and warranties of the Buyer contained in, or arising out of, this Agreement shall survive the Closing hereunder for a period of twelve (12) months after the Closing Date, after which they shall expire and be of no further force or effect, provided, however, that the representations and warranties in Section 4.1 (Organization and Qualification), Section 4.2 (Authorization; Enforceability) and Section 4.8 (Brokers) shall survive indefinitely. The covenants of the Buyer will survive the Closing in accordance with their terms.

(c)    No Party providing indemnification pursuant to this Article VIII (an “Indemnifying Party”) is obligated to provide such indemnification to the other Party or its Related Persons (the “Indemnified Party”) based upon a breach of representations and warranties unless the Indemnified Party has delivered written notice of its claim for indemnification prior to the expiration of any applicable period set forth in Section 8.1(a) or Section 8.1(b).

Section 8.2    Indemnification. Subject to the terms, conditions and limitations set forth in this Article VIII, from and after the Closing:

(a)    the Sellers shall jointly and severally indemnify and hold the Buyer and its Related Persons harmless from and against all Losses resulting from:

(i)    the inaccuracy of any representation or warranty made by the Sellers in Article III or elsewhere in this Agreement or in any Other Agreement;

(ii)    the Sellers’ failure to perform or breach of any covenant made by it in this Agreement;

(iii)    the ownership of any Excluded Assets or any Retained Liabilities;

(iv)    any Liability related to the Assigned Contracts or the Purchased Assets which (A) is not included in the calculation of Closing Date Net Working Capital and (B) arises and is related to the operation or ownership of the Business for a period or portions thereof ending on or prior to the Closing Date;

(v)    any Liability for Taxes of the Seller which (A) is not included in the calculation of Closing Date Net Working Capital and (B) arises and is related to operation or ownership of the Purchased Assets or the Business for a period or portions thereof ending on or prior to the Closing Date; or

(vi)    any other Liability which (A) is not included in the calculation of Closing Date Net Working Capital and (B) arises and is related to Seller’s operation of the Business, or ownership of any of the Purchased Assets, on or prior to the Closing Date.

(b)    Buyer shall indemnify and hold the Sellers and their Related Persons harmless from and against all Losses resulting from:

(i)    the inaccuracy of any representation or warranty made by Buyer in Article IV or elsewhere in this Agreement or in any Other Agreement;

(ii)    the Buyer’s failure to perform or breach of any covenant made by it in this Agreement;

(iii)    the ownership of the Purchased Assets following the Closing or any Assumed Liabilities; or

(iv)    any Liability for Taxes of the Buyer arising from the operation or ownership of the Purchased Assets or the Business for the period or portions thereof after the Closing Date.

Section 8.3    Limitation on Indemnification.

(a)    Notwithstanding any provision of this Agreement to the contrary, the Sellers will indemnify the Buyer or its Related Persons for any Losses under Section 8.2(a)(i), for (x) the Fraudulent Representations and the Fundamental Representations made by the Sellers, without reference to the limitations below, and (y) all other representations and warranties made by the Sellers, subject to the limitation that such indemnification will not be made:

(i)    to the extent that Losses arising from the aggregate of all claims for indemnification for the inaccuracy of the representation and warranty set forth in Section 3.10(b) hereof are $50,000 or less (the “Tangible Personal Property Minimum Claim Amount”);

(ii)    unless and until the amount of all Losses for the inaccuracy of representations and warranties of the Sellers (other than those for individual claims that do not satisfy the Tangible Personal Property Minimum Claim Amount) exceeds $2,000,000, at which point the aggregate amount of all such Losses in excess of $800,000 shall be recoverable;

(iii)    to the extent that the aggregate amount of all Losses for the inaccuracy of representations and warranties of the Sellers (other than those for individual claims that do not satisfy the Tangible Personal Property Minimum Claim Amount) exceeds the Escrow Amount (the “Cap”); and

(iv)    to the extent that any Losses have been accrued on the Closing Schedule and accounted for in the final Closing Date Net Working Capital calculation.

The foregoing limitations on indemnification in this Section 8.3(a) shall not apply to Losses under Sections 8.2(a)(ii)-(vi), inclusive.

(b)    Subject to the other limitations (to the extent applicable) in this Section 8.3, any Losses suffered by the Buyer shall be satisfied in accordance with this Section 8.3(b). The Sellers’ indemnification obligations arising pursuant to Section 8.2 first will be satisfied from the Escrow Account and if the Escrow Amount is reduced to zero or has been released, then, subject to the limitations in this Section 8.3, the Sellers shall be liable for all such remaining obligations and in no event in excess of the Purchase Price.

(c)    Notwithstanding any provision of this Agreement to the contrary, except in the case of a Fraudulent Representation or to the extent payable in respect of a Third Party Claim, no Party may assert a claim for indemnification under this Agreement for loss of use, revenue or profits or for any other incidental, special, punitive, indirect, exemplary, economic, statutory or consequential damages.

(d)    Notwithstanding any provision of this Agreement to the contrary, the amount of any Losses for which indemnification is provided under this Agreement shall be net of (i) the net present value of any tax benefit (such as a deduction, credit or deferral) realized from any such Losses, less any costs incurred in securing such tax benefit, (ii) any insurance proceeds received with respect to such Losses, less all out of pocket third party costs, and (iii) reimbursements received from third parties. In the event any Losses are recoverable under insurance policies or other collateral sources, the Indemnified Parties shall use Reasonable Efforts to pursue recovery of such Losses under such insurance policies or other collateral sources. In the event an insurance or other recovery is received by any Indemnified Party, in each case with respect to any Losses for which any such Person has been indemnified hereunder, then a refund equal to the amount of the insurance or other recovery shall be made promptly to the Indemnifying Party that made or directed such indemnification payments to such Indemnified Party.

(e)    For the purposes of calculating the amount of any Losses incurred in connection with any inaccuracy in or breach of any representation or warranty set forth in this Agreement, any and all qualifications by references to “material,” “materially,” “materially adverse,” or “Material Adverse Effect” shall be disregarded.

Section 8.4    Procedure for Claims. If an Indemnified Party intends to seek indemnification pursuant to this Article VIII, such Indemnified Party shall promptly notify the Indemnifying Party in writing of such claim (the “Dispute Notice”) describing such claim in reasonable detail; provided that, so long as the survival periods set forth in Section 8.1(a) or Section 8.1(b), as the case may be, have not expired, the failure to provide such notice will not affect the obligations of the Indemnifying Party unless it is actually prejudiced thereby.

Section 8.5    Third Party Claims. If an indemnification claim involves a claim by a third party against the Indemnified Party (a “Third Party Claim”), the Indemnifying Party will have thirty days after receipt of the Dispute Notice to elect to undertake, conduct and control, through counsel of its own choosing and at its own expense, the settlement or defense of the Third Party Claim; provided that the Indemnified Party may participate in such settlement or defense through counsel chosen and paid for by the Indemnified Party. If the Indemnifying Party does not notify the Indemnified Party within thirty days after the receipt of the Dispute Notice that it elects to undertake the defense thereof, the Indemnified Party will have the right to contest, settle or compromise such claim but shall not thereby waive any right to indemnity therefor pursuant to this Agreement. If the Indemnifying Party elects to undertake the defense of the Third Party Claim, then as long as the Indemnifying Party is contesting such Third Party Claim in good faith, (a) the Indemnifying Party will not consent to the entry of any judgment on or enter into any settlement with respect to the Third Party Claim without the prior written consent of the Indemnified Party (not to be unreasonably withheld) unless the judgment or proposed settlement involves only the payment of money damages by the Indemnifying Party and does not impose an injunction or other equitable relief upon the Indemnified Party, and (b) the Indemnified Party will not consent to the entry of any judgment on or enter into any settlement with respect to the Third Party Claim without the prior written consent of the Indemnifying Party (not to be unreasonably withheld). The Indemnified Party shall cooperate fully in all aspects of any investigation, defense, pretrial activities, trial, compromise, settlement or discharge of any Third Party Claim, including by providing the Indemnifying Party with reasonable access to employees and officers (including as witnesses) and other information.

Section 8.6    Exclusion of Other Remedies. The Parties agree that, from and after the Closing Date, the indemnification or reimbursement obligations of the Parties set forth in this Article VIII shall constitute the sole and exclusive remedies of the Parties for any Losses based upon, arising out of or otherwise in respect of the matters set forth in this Agreement and the Other Agreements and the transactions contemplated hereby and thereby; provided, however, that the limitations in this Section 8.6 shall not apply with respect to (a) fraud or any Fraudulent Representations, or (b) any Action seeking to specifically enforce any covenant or agreement contained herein to be performed or complied with after the Closing.

ARTICLE IX

TERMINATION

Section 9.1    Termination. This Agreement may be terminated at any time prior to the Closing:

(a)    by the mutual written consent of the Sellers and the Buyer;

(b)    by the Sellers with written notice to Buyer if the Sellers are not then in material breach of any provision of this Agreement and there has been a material breach, inaccuracy in or failure to perform any representation, warranty, covenant or agreement made by the Buyer pursuant to this Agreement that would give rise to the failure of any of the conditions specified in Article VII and such breach, inaccuracy or failure cannot be cured by the Buyer by March 15, 2020 (the “Outside Date”).

(c)    by the Buyer with written notice to Sellers if the Buyer is not then in material breach of any provision of this Agreement and there has been a material breach, inaccuracy in or failure to perform any representation, warranty, covenant or agreement made by the Sellers pursuant to this Agreement that would give rise to the failure of any of the conditions specified in Article VII and such breach, inaccuracy or failure cannot be cured by Sellers by the Outside Date.

(d)    by the Buyer or the Sellers in the event that:

(i)    there shall be any Law that makes consummation of the transactions contemplated by this Agreement illegal or otherwise prohibited; or

(ii)    any Governmental Authority shall have issued an order restraining or enjoining the transactions contemplated by this Agreement, and such order shall have become final and non-appealable.

Section 9.2    Effect of Termination. In the event of the termination of this Agreement in accordance with this Article IX, this Agreement shall forthwith become void and there shall be no liability on the part of any party hereto except:

(a)    as set forth in this Article IX, Section 6.9(c), Section 11.5, Section 11.6, Section 11.14, Section 11.15 and Section 11.16, and

(b)    that nothing herein shall relieve any party hereto from liability for any intentional breach of any provision hereof.

ARTICLE X

DEFINITIONS

Definitions. As used in this Agreement,

“$” means U.S. dollars.

“Actions” means any action, suit or legal, administrative or arbitral proceeding or investigation before any Governmental Authority.

“Accounting Principles” means the accounting principles as set forth on the Financial Statements.

“Accounts Receivable” of any Person means (a) all trade accounts receivable and other rights to payment from customers of such Person and (b) all other accounts or notes receivable of such Person.

“Affiliate” means, with respect to any Person, any other Person directly or indirectly Controlling or Controlled by, or under direct or indirect common Control with, such Person. For the purposes of this definition, a Person shall be deemed to Control another Person if such Person owns or has dispositive power over, directly or indirectly, more than twenty five percent (25%) of the voting Equity Interests of the other Person.

“Business Day” means any day other than a Saturday, a Sunday or other day on which banks in the city of Chicago, Illinois are permitted or required by applicable Law to close.

“Business Employees” means the employees of the Sellers related to the Business.

“COBRA” means the Consolidated Omnibus Budget Reconciliation Act of 1986, as amended.

“Code” means the Internal Revenue Code of 1986, as amended.

“Consent” means any approval, consent, ratification, waiver, or other authorization required to give effect to the transactions contemplated in this Agreement.

“Contract” means any written or oral agreement, arrangement, commitment, note, mortgage, indenture, lease, deed of trust, license, plan, instrument or other contract.

“Employee Leasing Agreement” means the Employee Leasing Agreement, dated as of the Closing Date, between the Buyer and the Sellers in the form of Exhibit G.

“Environmental Laws” means all Laws and orders as in effect on the date of this Agreement concerning the subject of the introduction, emission, discharge or release of pollutants or contaminants into the air, soil, or surface or ground water; the transportation, handling, use, storage, treatment or disposal of hazardous waste materials; or the remediation or investigation of contamination of air, soil, or surface or ground water by pollutants, contaminants or hazardous waste materials; or exposure to hazardous substance, hazardous waste or toxic substances.

“Equity Interests” means (a) any partnership interests, (b) any membership interests or units, (c) any shares of capital stock, (d) any other interest or participation that confers on a Person the right to receive a share of the profits and losses of, or distribution of assets of, the issuing entity, (e) any subscriptions, calls, warrants, options, or commitments of any kind or character relating to, or entitling any Person or entity to purchase or otherwise acquire membership interests or units, capital stock, or any other equity securities, (f) any securities convertible into or exercisable or exchangeable for partnership interests, membership interests or units, capital stock, or any other equity securities, or (g) any other interest classified as an equity security of a Person.

“ERISA” means the Employee Retirement Income Security Act of 1974, as amended.

“ERISA Affiliate” means “affiliate,” as such term is defined under ERISA.

“Escrow Account” means the account established and maintained by the Escrow Agent into which the Escrow Amount is deposited at Closing.

“Escrow Agent” means U.S. Bank, National Association.

“Escrow Agreement” means the Escrow Agreement, dated as of the Closing Date, among the Buyer, the Sellers and the Escrow Agent substantially in the form of Exhibit C.

“Escrow Amount” means $22,500,000, which for the avoidance of doubt, is inclusive of the GSI Earnout Amount.

“Expiration Date” shall mean the “Expiration Date” as defined in the Employee Leasing Agreement attached hereto as Exhibit G.

“Financial Statements” means (a) the unaudited income statements for the Business for the years ending December 31, 2018 and December 31, 2019 and for the seven-month period ending July 31, 2020, (b) the unaudited balance sheets for the years ending December 31, 2018 and December 31, 2019 and for the seven-month period ending July 31, 2020 (the “Latest Balance Sheet”), copies of which are attached hereto as Exhibit D.

“FMLA” means the Family and Medical Leave Act of 1993, as amended, and the rules and regulations promulgated thereunder.

“FMLA Employee” means any Leave Employee that is on leave pursuant to the FMLA.

“GAAP” means United States generally accepted accounting principles, as in effect from time to time, consistently applied.

“General Enforceability Exceptions” means those exceptions to enforceability due to applicable bankruptcy, insolvency, reorganization, moratorium or other similar Laws affecting the enforcement of creditors’ rights generally, and general principles of equity (regardless of whether such enforceability is considered in a proceeding at law or in equity).

“Governmental Authority” means the United States or any state, provincial, county, municipal, city, local or foreign government, or any instrumentality, division, subdivision, department, agency or authority of any thereof having competent jurisdiction over any of the Sellers, the Buyer or the transactions contemplated by this Agreement, as applicable.

“GSI ” means GS Incorporated, a Minnesota corporation.

“GSI Earnout ” means the obligation to pay the Contingent Purchase Price (as defined in the GSI Purchase Agreement) in accordance with Section 3.2 of the GSI Purchase Agreement.

“GSI Earnout Escrow Amount ” means $7,500,000.

“GSI Annual Earnout Payment” means the annual payment (if any) made by the Buyer in the accordance with the GSI Earnout.

“GSI Annual Earnout Reimbursement” means the amount of the GSI Annual Earnout Payment, but in any event not to exceed One Million Five Hundred Thousand Dollars ($1,500,000).

“GSI Purchase Agreement ” means that certain Asset Purchase Agreement among Donnelley Logistics, GSI and Gregory Stai, dated August 1, 2019.

“HSR Act ” means the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended.

“Indebtedness” means, with respect to any Person, all Liabilities in respect of: (a) borrowed money; (b) indebtedness evidenced by bonds, notes, debentures or similar instruments (c) capitalized lease obligations (without giving effect to ASU 216-02, Leases (Topic 842); and (d) interest, premium, penalties and other amounts owing in respect of the items described in the foregoing clauses (a) through (d). For avoidance of doubt, and notwithstanding the foregoing, Indebtedness does not include (i) intercompany indebtedness of the Sellers to or from any of their Affiliates, (ii) trade payables and expenses incurred in the Ordinary Course of Business, (iii) obligations related to leases that are or should be (in accordance with GAAP) accounted for as operating leases, or (iv) conditional sale and payment over time arrangements.

“IT Assets” means technology devices, computers, Software, servers, networks, workstations, routers, hubs, circuits, switches, data communications lines, and all other information technology equipment, and all data stored therein or processed thereby, and all material documentation thereto.

“IRS” means the Internal Revenue Service of the United Stated Department of the Treasury.

“Law” means each provision of any currently implemented Federal, state or local law, statute, ordinance, order, code, rule or regulation, promulgated or issued by any Governmental Authority.

“Lease” means any lease, sublease or other Contract relating to the occupancy of any improved space on any Real Property.

“Leave Employees” means Business Employees who are on short-term or long-term disability or other absence from work.

“Liability” or “Liabilities” means any liability or obligation, of whatever kind or nature (whether known or unknown, asserted or unasserted, absolute or contingent, accrued or unaccrued, liquidated or unliquidated, due or to become due), including without limitation any liability for Taxes.

“Licenses and Permits” means any licenses, authorities, permits, certificates, notifications, exemptions, classifications, registrations, franchises, approvals, orders or similar authorizations, or any waivers of the foregoing, issued by any Governmental Authority related to and necessary for the operations of the Business.

“Lien” means any mortgage, pledge, hypothecation, hypothec, right of others, claim, security interest, encumbrance, lease, sublease, license, occupancy agreement, adverse claim or interest, easement, covenant, encroachment, burden, title defect, title retention agreement, voting trust agreement, interest, equity, option, lien, right of first refusal, or charge, other than restrictions on the offer and sale of securities under Federal and state securities Laws.

“Loss” or “Losses” means, with respect to any Person, all Liabilities, demands, claims, suits, actions, or causes of action, assessments, losses, costs and expenses (including reasonable attorneys’ fees) sustained or incurred by such Person.

“Master Services Agreement” means the Master Services Agreement, dated as of the Closing Date, between the Buyer and the Sellers, including all Product and Services Addenda, in the form of Exhibit E.

“Material Adverse Effect” means any change, effect, event, occurrence, state of facts or development that, individually or in the aggregate, is, or would reasonably be expected to be, materially adverse to the financial condition or results of operations of the Sellers taken as a whole; provided, however, that none of the following shall be deemed in itself, or in any combination, to constitute, and none of the following shall be taken into account in determining whether there has been or will be, a Material Adverse Effect: (a) any adverse change, effect, event, occurrence, state of facts or development arising from or relating to (i) the announcement or pendency of the transactions contemplated by this Agreement; (ii) conditions affecting the industry in which the Business participates, the United States economy as a whole or the capital markets in general or the markets in which the Business operates; (iii) changes in GAAP; (iv) changes in Law, rules, regulations, orders, or other binding directives issued by any Governmental Authority; (v) performance of compliance with the terms of, or the taking of any action required by, this Agreement; or (vi) national or international political or social conditions, including, the commencement, continuation or escalation of a war, armed hostilities or other international or national calamity or act of terrorism directly or indirectly involving the United States of America; and (b) any existing event, occurrence or circumstance with respect to which the Buyer has knowledge as of the date hereof.

“Net Working Capital” means the current assets of the Sellers exclusively related to the Business in the accounts identified on Exhibit A, minus the current liabilities of the Sellers exclusively related to the Business in the accounts identified on Exhibit A, in each case determined in a manner consistent with the principles, policies and procedures in the Sample Calculation set forth on Exhibit A.

“Ordinary Course of Business” means, in respect of any Person, the ordinary course of such Person’s business, as conducted by such Person in accordance with past practice and undertaken by such Person in good faith and not for purposes of evading any covenant or restriction in this Agreement or any Other Agreement.

“Organizational Documents” means (a) with respect to a corporation, the certificate or articles of incorporation and bylaws; (b) with respect to a limited liability company, the articles of organization and operating agreement, (c) with respect to any other entity, any charter or similar document adopted or filed in connection with the creation, formation or organization of such entity; and (d) any amendment to any of the foregoing.

“Other Agreements” means each agreement, document, certificate and instrument being executed or delivered pursuant to this Agreement, including, without limitation, the Escrow Agreement, the Transition Services Agreement, the Master Services Agreement, the Employee Leasing Agreement, the Shared Contracts Agreement, the Outsourcing Services Agreement, bills of sale, the Assumption Agreement and the documents and agreements to be delivered by the Parties pursuant to Article V hereof.

“Outsourcing Services Agreement” means the Outsourcing Services Agreement, dated as of the Closing Date, between the Buyer and Donnelley in the form of Exhibit I.

“Permitted Liens” means collectively, (i) Liens for Taxes not yet payable or the validity of which are being contested in good faith by appropriate proceedings, (ii) mechanics’, workmen’s, repairmen’s, warehousemen’s, processor’s, landlord’s, carrier’s, maritime, materialmen’s, consignee’s or other like Liens, including all statutory Liens arising or incurred in the Ordinary Course of Business and which are not yet delinquent or which are being contested in good faith, (iii) Liens arising in connection with worker’s compensation, unemployment insurance, old age pensions and social security benefits which are not overdue or are being contested in good faith by appropriate proceedings, (iv) Liens (A) incurred or deposits made in the Ordinary Course of Business to secure the performance of bids, tenders, statutory obligations, fee and expense arrangements with trustees and fiscal agents (exclusive of obligations incurred in connection with the borrowing of money or the payment of the deferred purchase price of property) and (B) securing surety, indemnity, performance, appeal and release bonds, (v) any imperfection of title, easements, encroachments, covenants, rights of way, defects, irregularities or encumbrances on title or similar Lien which does not and would not reasonably be expected to impair in any material respect the operations of the Business of the Sellers, (vi) licenses, leases and subleases of property and assets in the Ordinary Course of Business, (vii) customary rights of set-off, revocation, refund or chargeback, (viii) Liens to secure capital lease obligations to the extent the incurrence of such obligations does not violate this Agreement, (ix) any Liens incurred pursuant to equipment leases in the Ordinary Course of Business, (x) Liens disclosed on Schedule 10 hereto and (xi) Liens that, individually or in the aggregate, do not and would not reasonably be expected to materially impair or affect the use or value of the underlying asset to the Sellers.

“Person” means any individual, sole proprietorship, partnership, joint venture, trust, unincorporated association, corporation, limited liability company, entity or Government Authority.

“Plans” means (a) all employee benefit plans as defined in Section 3(3) of ERISA; (b) all other pension, retirement, group insurance, severance pay, deferred compensation, excess or supplemental benefit, vacation, stock, stock option, equity-based compensation, phantom stock, fringe benefit and incentive plans, programs, or arrangements which pertain to any employee, former employee, director, officer or independent contractor of Sellers or any ERISA Affiliate of Sellers and to which Sellers or any ERISA Affiliate of Sellers is a sponsor, a party or by which any of them is bound.

“Purchase Orders” of any Person means definitive open purchase orders from customers of such Person, relating to products or services provided by such Person in the Ordinary Course of Business.

“Real Property” means all parcels and tracts of land, together with all buildings, structures, fixtures and improvements located thereon (including those under construction), and all privileges, rights, easements, hereditaments and appurtenances belonging to or for the benefit of such land, if any, including all easements appurtenant to and for the benefit of such land, and all rights existing in and to any streets, alleys, passages and other rights-of-way included thereon or adjacent thereto (before or after vacation thereof) and vaults beneath any such streets, if any.

“Reasonable Efforts” means the good faith efforts that a reasonably prudent Person desirous of achieving a result would use in similar circumstances to ensure that such result is achieved as expeditiously as reasonably possible, but without the requirement of incurring any material out-of-pocket expenses (other than such Party’s own legal or accounting fees) or of conceding any legally enforceable rights in connection therewith.

“Related Persons” means, as to any Person, (i) its Affiliates and (ii) the officers, directors, employees, advisors, agents or other representatives of such Person or its Affiliates.

“Representative” means, with respect to any Person, any director, manager, officer, employee or similar person acting in a representative capacity for such Person.

“Sellers’ Knowledge” or “Knowledge of the Sellers” means any matter, fact, or thing that is, as of the date hereof or the Closing Date, actually known to Glynn Perry, Johan Nystedt, Loredana Yamada, Tom Griffin or Kim Neville.

“Shared Contracts Agreement” means the Shared Contracts Agreement, dated as of the Closing Date, between the Buyer and the Sellers in the form of Exhibit H.

“Software” means any software and firmware, including data files, source code, object code, application programming interfaces, architecture, files, records, schematics, computerized databases and other related specifications and documentation.

“Subsidiary” means with respect to any Person, any corporation, limited liability company, partnership, association, or other business entity of which (a) if a corporation, a majority of the total voting power of shares of stock entitled (without regard to the occurrence of any contingency) to vote in the election of directors, managers, or trustees thereof is at the time owned or controlled, directly or indirectly, by that Person or one or more of the other Subsidiaries of that Person or a combination thereof, or (b) if a limited liability company, partnership, association, or other business entity (other than a corporation), a majority of partnership or other similar ownership interest thereof is at the time owned or controlled, directly or indirectly, by that Person or one or more Subsidiaries of that Person or a combination thereof and for this purpose, a Person or Persons owns a majority ownership interest in such a business entity (other than a corporation) if such Person or Persons shall be allocated a majority of such business entity’s gains or losses or shall be or control any managing director or general partner of such business entity (other than a corporation); and the term “Subsidiary” shall include all Subsidiaries of such Subsidiary.

“Tangible Personal Property” means machinery, equipment (including office equipment), automobiles, trucks, tractors, trailers, fixtures, trade fixtures, computers hardware and related software, telephone systems, furniture, office supplies, production supplies, spare parts, inventories, other miscellaneous supplies and other tangible property of any kind used exclusively in the Business.

“Target Net Working Capital” means Thirty-One Million One Hundred Forty-Seven Thousand Four Hundred Sixty-One Dollars ($31,147,461).

“Tax” or “Taxes” means (a) any Federal, state, local, or foreign income, gross receipts, license, payroll, employment, excise, severance, stamp, occupation, premium, escheat, windfall profits, environmental (including taxes under Section 59A of the Code), customs duties, capital stock, franchise, profits, withholding, social security (or similar), unemployment, disability, real property, personal property, sales, use, transfer, registration, value-added, alternative or add-on minimum, estimated, or other tax of any kind whatsoever, including any interest, penalty, or addition thereto, whether disputed or not, and (b) any amounts described in clause (a) for which any Person may be jointly or severally liable under applicable Law by virtue of its status as a member of a consolidated, affiliated, combined or unitary group of taxpayers, or (c) any amount described in clauses (a) or (b) that is payable pursuant to any tax-sharing agreement or any other agreement relating to the sharing, indemnification or payment of any such amount.

“Tax Returns” means any return, declaration, report, claim for refund, or information return or statement required to be filed with any Taxing Authority.

“Taxing Authority” means any Governmental Authority, domestic or foreign, having jurisdiction over the assessment, determination, collection, or other imposition of any Taxes.

“Territory” means the United States of America.

“Threatened” means that a demand or statement has been made in writing or any notice of commencement of an Action or suit has been given in writing.

“Transfer Taxes” means any and all transfer, documentary, sales, use, gross receipts, stamp, value added, recording, escrow and other similar Taxes and fees (including any penalties and interest) imposed or assessed as a result of the transactions contemplated by this Agreement (including recording and escrow fees and any Real Property or leasehold interest transfer or gains Tax and any similar Tax).

“Transition Services Agreement” means the Transition Services Agreement, dated as of the Closing Date, between the Buyer and the Sellers in the form of Exhibit F.

“Treasury Regulation” means the regulations of the U.S. Department of the Treasury promulgated under the Code, as such Treasury Regulations may be amended from time to time. Any reference herein to a particular Treasury Regulation means, where appropriate, the corresponding successor provision.

“WARN Act” means the Worker’s Adjustment and Retraining Notification Act, 29 U.S.C. § 2101, et seq., and any similar state law.

ARTICLE XI

MISCELLANEOUS

Section 11.1    Notices, Consents, etc. Any notices, consents or other communications required to be sent or given hereunder by any of the Parties shall in every case be in writing and shall be deemed properly served if and when (a) delivered by hand, (b) transmitted by E-mail or other means of electronic transmission, or (c) delivered by Federal Express or other express overnight delivery service, or registered or certified mail, return receipt requested, to the Parties at the addresses as set forth below or at such other addresses as may be furnished in writing:

If to the Sellers:

R. R. Donnelley & Sons Company

and RR Donnelley Logistics Services Worldwide, Inc.

35 W. Wacker Drive, Suite 3600

Chicago, IL 60601

Attention: Robert P. Sieland

Telephone: (312) 326-8133

E-mail: rob.p.sieland@rrd.com

with a copy to:

Baker & Hostetler LLP

1 North Wacker Drive, Suite 4500

Chicago, IL 60606

Attention: Adam Skilken

Telephone: (312) 416-6232

E-mail: askilken@bakerlaw.com

If to the Buyer or Parent:

TForce Worldwide, Inc.

and TForce Holdings USA, Inc.

8801 Trans-Canada Highway, Suite 500

Saint-Laurent, Quebec H4S 1Z6

Attention: Josiane Langlois

Telephone: 514-331-4113

E-mail: jlanglois@tfiintl.com

with a copy to:

TForce Holdings USA, Inc.

8801 Trans-Canada Highway, Suite 500

Saint-Laurent, Quebec H4S 1Z6

Attention: Josiane Langlois

Telephone: 514-331-4113

E-mail: jlanglois@tfiintl.com

Date of service of such notice shall be (i) the date such notice is delivered by hand, E-mail or other form of electronic transmission, (ii) one (1) Business Day following the delivery by express overnight delivery service, or (iii) three (3) Business Days after the date of mailing if sent by certified or registered mail.

Section 11.2    Severability. The unenforceability or invalidity of any provision of this Agreement shall not affect the enforceability or validity of any other provision. Upon such determination that any term or other provision is unenforceable or invalid, the Parties hereto shall negotiate in good faith to modify this Agreement so as to preserve the original intent of the Parties as closely as possible in a legally acceptable manner in order that the transactions contemplated hereby are consummated as originally contemplated to the greatest extent possible.

Section 11.3    Successors; Assignment. This Agreement will be binding upon, and inure to the benefit of, the Parties hereto and their respective successors and permitted assigns, but will not be assignable or delegable by the Buyer (whether by operation of law or otherwise) without the prior written consent of the Sellers.

Section 11.4    Counterparts; Facsimile Signatures. This Agreement may be executed simultaneously in multiple counterparts, each of which shall be deemed an original but all of which together shall constitute one and the same instrument. This Agreement, any and all agreements and instruments executed and delivered in accordance herewith, along with any amendments hereto or thereto, to the extent signed and delivered by means of E-mail, a facsimile machine or other means of electronic transmission, shall be treated in all manner and respects and for all purposes as an original signature, agreement or instrument and shall be considered to have the same binding legal effect as if it were the original signed version thereof delivered in person.

Section 11.5    Expenses. The Sellers and the Buyer shall each bear and pay for all of its own costs, fees and expenses (including legal, accounting, investment banking, broker’s, finder’s and other professional or advisory fees and expenses) incurred or to be incurred by it, in each case, in negotiating and preparing this Agreement and the Other Agreements and in closing and carrying out the transactions contemplated hereby and thereby. All fees related to the transfer of Software License Agreements in connection with the Closing shall be paid fifty percent (50%) by the Sellers and fifty percent (50%) by the Buyer.

Section 11.6    Governing Law. All matters relating to the interpretation, construction, validity and enforcement of this Agreement shall be governed by and construed in accordance with the domestic laws of the State of Illinois without giving effect to any choice or conflict of law provision or rule that would cause the application of Laws of any jurisdiction other than the State of Illinois.

Section 11.7    Table of Contents and Headings. The table of contents and section headings of this Agreement are included for reference purposes only and shall not affect the construction or interpretation of any of the provisions of this Agreement.

Section 11.8    Entire Agreement. This Agreement, the Recitals, the Schedules and the Exhibits attached hereto and the Other Agreements (all of which shall be deemed incorporated in this Agreement and made a part hereof) set forth the entire understanding of the Parties with respect to the transactions contemplated hereby, supersede all prior discussions, understandings, agreements and representations and shall not be modified or affected by any offer, proposal, statement or representation, oral or written, made by or for any Party in connection with the negotiation of the terms hereof. This Agreement may be modified only by subsequent instruments signed by the Parties hereto.

Section 11.9    Third Parties. Other than the indemnification obligations in Article VIII with respect to Related Persons of the Parties, nothing herein expressed or implied is intended or shall be construed to confer upon or give to any Person, other than the Parties to this Agreement, and their respective successors and permitted assigns, any rights or remedies under or by reason of this Agreement. This Agreement and all provisions and conditions hereof are intended to be, and shall be, for the sole and exclusive benefit of such Persons and for the benefit of no other Person.

Section 11.10    Disclosure Generally. All Schedules attached hereto are incorporated herein and expressly made a part of this Agreement as though completely set forth herein. All references to this Agreement herein or in any of the Schedules shall be deemed to refer to this entire Agreement, including all Schedules. Information furnished in any particular Schedule shall be deemed to be included in all other Schedules in which the information is required to be included, if such information can reasonably be interpreted as having application to such other Schedule, notwithstanding the absence of a cross-reference contained therein. Neither the specification of any dollar amount in any representation or warranty contained in this Agreement, nor the inclusion of any specific item in a Schedule is intended to imply that such amount, or any higher or lower amount, or the item so included or other items, are or are not material, and no Party shall use the fact of the setting forth of any such amount or the inclusion of any such item in any dispute or controversy between the Parties as to whether any obligation, item or matter not included in a Schedule is or is not material for purposes of the Agreement. Unless this Agreement specifically provides otherwise, neither the specification of any item or matter in any representation or warranty contained in this Agreement, nor the inclusion of any specific item in a Schedule is intended to imply that such item or matter, or other items or matters, are or are not in the Ordinary Course of Business, and no Party shall use the fact of the setting forth or inclusion of any such item or matter in any dispute or controversy between the Parties as to whether any obligation, item or matter not included in a Schedule is or is not in the Ordinary Course of Business for the purposes of this Agreement.

Section 11.11    Acknowledgment by the Buyer; Disclaimers.

(a)    The Buyer acknowledges that it has conducted to its satisfaction an independent investigation and verification of the financial condition, operations, assets, liabilities and properties of the Sellers and, in making its determination to proceed with the transactions contemplated by this Agreement, the Buyer has relied and will rely on (i) the results of its own independent investigation of the Purchased Assets and the Assumed Liabilities, and (ii) the representations and warranties of the Sellers set forth in Article III of this Agreement and the Other Agreements. The Buyer further acknowledges that, except as set forth in this Agreement, no promise or inducement was offered, by the Sellers or any of their Representatives, to the Buyer to consummate the transactions contemplated by this Agreement.

(b)    The Buyer acknowledges and agrees that neither of the Sellers, nor any other Person acting on behalf of the Sellers or any of their respective Affiliates has made any representation or warranty, express or implied, as to the accuracy or completeness of any information regarding the Sellers or the Business, except as expressly set forth in Article III of this Agreement and the Other Agreements. The Buyer further acknowledges and agrees that neither of the Sellers nor any other Person shall have or be subject to any Liability to the Buyer or any other Person resulting from the distribution to the Buyer, or the Buyer’s use of, any such information, including the Confidential Information Memorandum prepared by Credit Suisse and any information, document or material made available to the Buyer or the Buyer’s Representatives in certain “data rooms,” management presentations or any other form in expectation of the transactions contemplated by this Agreement. With respect to all materials that are described as having been made available or delivered to the Buyer, such materials shall be deemed to have been delivered or made available to the Buyer if the Buyer or any of its representatives or agents have been granted access to a dataroom, electronic dataroom or website in which such materials were available or by transmitting such materials to the Buyer or its representatives or agents by any other electronic means.

(c)    THE BUYER UNDERSTANDS, ACKNOWLEDGES AND AGREES THAT, EXCEPT AS SPECIFICALLY SET FORTH IN ARTICLE III OF THIS AGREEMENT, AND IN THE OTHER AGREEMENTS, THE BUYER IS PURCHASING THE PURCHASED ASSETS “AS IS, WHERE IS,” AND THAT, EXCEPT AS SPECIFICALLY SET FORTH IN ARTICLE III OF THIS AGREEMENT, AND IN THE OTHER AGREEMENTS, ALL OTHER REPRESENTATIONS AND WARRANTIES OF ANY KIND OR NATURE, EXPRESS OR IMPLIED (INCLUDING, BUT NOT LIMITED TO, ANY RELATING TO THE FUTURE OR HISTORICAL FINANCIAL CONDITION, RESULTS OF OPERATIONS, ASSETS OR LIABILITIES OR PROSPECTS OF THE SELLERS), ARE SPECIFICALLY DISCLAIMED BY THE SELLERS. THE BUYER ACKNOWLEDGES THAT IT ONLY RELIED ON THE REPRESENTATIONS AND WARRANTIES CONTAINED IN ARTICLE III OF THIS AGREEMENT AND THE OTHER AGREEMENTS WHEN MAKING ITS DECISION TO ENTER INTO THIS AGREEMENT AND WILL NOT RELY ON ANY OTHER REPRESENTATION OR WARRANTY NOT SET FORTH IN ARTICLE III AND THE OTHER AGREEMENTS IN DECIDING TO CONSUMMATE THE TRANSACTIONS CONTEMPLATED BY THIS AGREEMENT.

Section 11.12    Interpretive Matters. Unless the context otherwise requires, (a) all references to Articles, Sections, Schedules or Exhibits shall mean and refer to Articles, Sections, Schedules or Exhibits in this Agreement, (b) each accounting term not otherwise defined in this Agreement has the meaning assigned to it in accordance with GAAP, (c) words in the singular or plural include the singular and plural, and pronouns stated in either the masculine, feminine or neuter gender shall include the masculine, feminine and neuter, (d) the term “including” shall mean “including without limitation” (i.e., by way of example and not by way of limitation), (e)

all references to statutes and related regulations shall include all amendments of the same and any successor or replacement statutes and regulations, (f) references to “hereof”, “herein”, “hereby” and similar terms shall refer to this entire Agreement (including the Schedules, supplements to the Schedules and Exhibits hereto) (g) references to any Person shall be deemed to mean and include the successors and permitted assigns of such Person (or, in the case of a Governmental Authority, Persons succeeding to the relevant functions of such Person, (h) references to “records” shall refer to all information that is inscribed on a tangible medium or that is stored in an electronic or other medium and is retrievable in perceivable form, (i) “or” is used in the inclusive sense of “and/or,” and (j) whenever this Agreement refers to a number of days, such number shall refer to calendar days, unless such reference is specifically to “Business Days.”

Section 11.13    Construction. Each of the Parties acknowledges that it has been represented by independent counsel of its choice throughout all negotiations that have preceded the execution of this Agreement and that it has executed the same with consent and upon the advice of said independent counsel. The Parties have participated jointly in the negotiation and drafting of this Agreement. In the event an ambiguity or question of intent arises, this Agreement shall be construed as if drafted jointly by the Parties, and no presumption or burden of proof shall arise, or rule of strict construction applied, favoring or disfavoring any Party by virtue of the authorship of any of the provisions of this Agreement. Accordingly, any rule of law or any legal decision that would require interpretation of any ambiguities in this Agreement against the Party that drafted it is of no application and is hereby expressly waived by the Parties hereto.

Section 11.14    Submission to Jurisdiction. EACH OF THE PARTIES SUBMITS TO THE EXCLUSIVE JURISDICTION OF ANY STATE OR FEDERAL COURT SITTING IN COOK COUNTY, ILLINOIS, IN ANY ACTION OR PROCEEDING ARISING OUT OF, OR RELATING TO, THIS AGREEMENT, AGREES THAT ALL CLAIMS IN RESPECT OF THE ACTION OR PROCEEDING MAY BE HEARD AND DETERMINED IN ANY SUCH COURT AND AGREES NOT TO BRING ANY ACTION OR PROCEEDING ARISING OUT OF, OR RELATING TO, THIS AGREEMENT IN ANY OTHER COURT. EACH OF THE PARTIES WAIVES ANY DEFENSE OF INCONVENIENT FORUM TO THE MAINTENANCE OF ANY ACTION OR PROCEEDING SO BROUGHT AND WAIVES ANY BOND, SURETY OR OTHER SECURITY THAT MIGHT BE REQUIRED OF ANY OTHER PARTY WITH RESPECT THERETO. EACH PARTY AGREES THAT SERVICE OF SUMMONS AND COMPLAINT OR ANY OTHER PROCESS THAT MIGHT BE SERVED IN ANY ACTION OR PROCEEDING MAY BE MADE ON SUCH PARTY BY SENDING OR DELIVERING A COPY OF THE PROCESS TO THE PARTY TO BE SERVED AT THE ADDRESS OF THE PARTY AND IN THE MANNER PROVIDED FOR THE GIVING OF NOTICES IN SECTION 11.1. NOTHING IN THIS SECTION, HOWEVER, SHALL AFFECT THE RIGHT OF ANY PARTY TO SERVE LEGAL PROCESS IN ANY OTHER MANNER PERMITTED BY LAW. EACH PARTY AGREES THAT A FINAL JUDGMENT IN ANY ACTION OR PROCEEDING SO BROUGHT SHALL BE CONCLUSIVE AND MAY BE ENFORCED BY SUIT ON THE JUDGMENT OR IN ANY OTHER MANNER PROVIDED BY LAW.

Section 11.15    Waiver of Jury Trial. TO THE EXTENT NOT PROHIBITED BY APPLICABLE LAW THAT CANNOT BE WAIVED, EACH PARTY HEREBY

IRREVOCABLY WAIVES, AND COVENANTS THAT IT WILL NOT ASSERT (WHETHER AS PLAINTIFF, DEFENDANT OR OTHERWISE), ANY RIGHT TO TRIAL BY JURY IN ANY FORUM IN RESPECT OF ANY ISSUE, CLAIM, DEMAND, ACTION OR CAUSE OF ACTION ARISING IN WHOLE OR IN PART UNDER, RELATED TO, BASED ON OR IN CONNECTION WITH THIS AGREEMENT OR THE SUBJECT MATTER HEREOF, WHETHER NOW EXISTING OR HEREAFTER ARISING AND WHETHER SOUNDING IN TORT OR CONTRACT OR OTHERWISE. ANY PARTY HERETO MAY FILE AN ORIGINAL COUNTERPART OR A COPY OF THIS SECTION 11.15 WITH ANY COURT AS WRITTEN EVIDENCE OF THE CONSENT OF EACH SUCH PARTY TO THE WAIVER OF ITS RIGHT TO TRIAL BY JURY.

Section 11.16    Press Releases and Communications. No party to this Agreement or any Affiliate or Representative of such party shall issue or cause the publication of any press release or public announcement or otherwise communicate with any news media in respect of this Agreement or the transactions contemplated by this Agreement without the prior written consent of the other parties hereto (which consent shall not be unreasonably withheld or delayed), except as may be required by applicable Law or stock exchange rules, in which case the party required to publish such press release or public announcement shall allow the other parties a reasonable opportunity to comment on such press release or public announcement in advance of such publication, to the extent practicable.

Section 11.17    Time of the Essence. Time is of the essence with respect to all time periods and dates set forth in or referenced in this Agreement and the Other Agreements.

Section 11.18    Parent Guarantee. Parent absolutely, irrevocably and unconditionally guarantees the full and timely payment and performance of the obligations of the Buyer when due and payable or required to be performed, as applicable, in accordance with this Agreement and the Other Agreements. If the Buyer fails to discharge any of its obligations when due under this Agreement or any of the Other Agreements, upon written notice from the Sellers to Parent of such failure, Parent will perform and discharge such obligations. It shall not be necessary for Sellers (and Parent hereby waives any rights which Parent may have to require Sellers), in order to enforce the obligations of Parent hereunder, first to (a) institute suit or exhaust its remedies against the Buyer or any other Person, (b) join the Buyer or any other Person in any action seeking to enforce this Agreement or any Other Agreement or (c) resort to any other means of obtaining payment or enforcement of the obligations of the Buyer. Parent waives notice of protest, proof of non-payment, default or breach by the Buyer. Parent agrees to each of the following, and agrees that its obligations under this Agreement and the Other Agreements as a result of this Section 11.18 shall not be released, diminished, impaired, reduced or adversely affected by any of the following, and waives any common law, equitable, statutory or other rights (including rights to notice except as provided above and except for notices required to be given by Sellers to the Buyer or Parent pursuant to this Agreement) which Parent might otherwise have as a result of or in connection with (i) any renewal, extension, increase, modification, alteration or rearrangement of all or any part of the obligations of the Buyer pursuant to this Agreement or any Other Agreement, (ii) any insolvency, bankruptcy, arrangement, adjustment, composition, liquidation, disability, dissolution, asset sale or transfer or change of structure or organization involving the Buyer or (iii) any full or partial release by the Sellers of the liability of the Buyer, or any part thereof, with respect to the Buyer or any of its assets. Parent shall be subrogated to all rights of the Sellers against the Buyer in respect of any amounts paid by Parent to the Sellers pursuant to the provisions of this Section 11.18 in respect of any obligations of the Buyer under this Agreement or the Other Agreements. The guarantee set forth in this Section 11.18 is a continuing and absolute guarantee, and it will not be discharged, and will remain in full force and effect, until the full payment and performance required to be paid and performed by the Buyer pursuant to this Agreement and the Other Agreements. The guarantee set forth in this Section 11.18 shall immediately and automatically terminate upon the indefeasible full payment and performance of all amounts and obligations required to be paid and performed by the Buyer pursuant to the terms of this Agreement and the Other Agreements.

[Signature Page Follows]

IN WITNESS WHEREOF, the Parties have executed this Agreement on the date first written above.

SELLERS:

R. R. DONNELLEY & SONS COMPANY

By:	/s/ Terry Peterson
Name:	Terry Peterson
Title:	Executive Vice President and CFO

RR DONNELLEY LOGISTICS SERVICES WORLDWIDE, INC.

By:	/s/ Christine Maki
Name:	Christine Maki
Title:	Vice President

BUYER:

TFORCE WORLDWIDE, INC.

By:	/s/ Alain Bédard
Name:	Alain Bédard
Title:	Chairman

PARENT:

TFORCE HOLDINGS USA, INC.

By:	/s/ Alain Bédard
Name:	Alain Bédard
Title:	President

Exhibits and Schedules

EXHIBITS:

Exhibit A	-	Sample Calculation
Exhibit B	-	[Reserved]
Exhibit C	-	Form of Escrow Agreement
Exhibit D	-	Financial Statements
Exhibit E	-	Form of Master Services Agreement
Exhibit F	-	Form of Transition Services Agreement
Exhibit G	-	Form of Employee Leasing Agreement
Exhibit H	-	Form of Shared Contracts Agreement
Exhibit I	-	Form of Outsourcing Services Agreement

SCHEDULES:

Schedule 1.1(a)(i)	-	Leased Real Property
Schedule 1.1(a)(ii)	-	Acquired Accounts Receivable
Schedule 1.1(a)(iii)	-	Acquired Tangible Personal Property
Schedule 1.1(a)(iv)	-	Assigned Contracts
Schedule 1.1(a)(viii)	-	Transferred Licenses and Permits
Schedule 1.1(b)(ii)	-	Excluded Licenses and Permits
Schedule 1.2(a)(v)	-	Assumed Liabilities
Schedule 1.2(b)(vi)	-	Listed Indebtedness
Schedule 3.1	-	Organization and Qualification
Schedule 3.3	-	No Violation
Schedule 3.4	-	Third Party Consents
Schedule 3.5	-	Financial Statements
Schedule 3.6	-	Absence of Certain Changes
Schedule 3.7	-	Taxes
Schedule 3.8(a)	-	Material Contracts
Schedule 3.8(b)	-	Missing Material Contracts
Schedule 3.8(c)	-	Material Contract Exceptions
Schedule 3.9	-	Leased Real Property Exceptions
Schedule 3.10	-	Personal Property
Schedule 3.11(a)	-	Intellectual Property
Schedule 3.11(b)	-	Intellectual Property Exceptions
Schedule 3.12	-	Litigation
Schedule 3.14	-	Regulatory Compliance
Schedule 3.15	-	Compliance with Environmental Laws
Schedule 3.16(a)	-	Employee Benefit Plans
Schedule 3.17(a)	-	Employees
Schedule 3.17(b)	-	Contracted Employees
Schedule 3.17(c)	-	Labor Stoppages and Disputes
Schedule 3.18	-	Sufficiency of Assets
Schedule 3.20(a)	-	Significant Customers

Schedule 3.20(b)	-	Significant Suppliers
Schedule 5.2(c)	-	Required Consents
Schedule 6.6	-	Restricted Customers
Schedule 10	-	Permitted Liens

Glossary of Defined Terms

$38
Accounting Principles	38
Accounts Receivable	38
Acquired Accounts Receivable	2
Acquired Records	2
Acquired Tangible Personal Property	2
Actions	38
Affiliate	38
After-Acquired Business	26
Agreement	1
Assigned Contracts	2
Assigned Intellectual Property	2
Assigned Leases	2
Assumed Liabilities	4
Assumption Agreement	20
Business	1
Business Day	38
Business Employees	38
Buyer	1
Buyer Closing Certificate	33
Buyer Medical Plans	23
Buyer Plans	22
Buyer Welfare Plans	23
Cap	35
Closing	5
Closing Date	20
Closing Date Cash Payment	6
Closing Date Net Working Capital	6
Closing Schedule	6
COBRA	38
Code	38
Confidential Information	25
Confidentiality Agreement	28
Consent	38
Contract	38
CS Delivery Deadline	6
Dispute Notice	36
Donnelley	1
Donnelley Logistics	1
Drop Dead Date	37
Employee Leasing Agreement	39
Environmental Laws	39
Equity Interests	39
ERISA	39
ERISA Affiliate	39

Escrow Account	39
Escrow Agent	39
Escrow Agreement	39
Escrow Amount	39
Estimated Net Working Capital	6
Estimated Working Capital Deficit	6
Estimated Working Capital Surplus	6
Excluded Assets	3
Expiration Date	39
Financial Statements	39
FMLA	40
FMLA Employee	40
Fraudulent Representations	33
Fundamental Representations	33
GAAP	40
General Enforceability Exceptions	40
Goodwill	2
Governmental Authority	40
GSI	40
GSI Annual Earnout Payment	40
GSI Annual Earnout Reimbursement	40
GSI Earnout	40
GSI Earnout Escrow Amount	40
GSI Purchase Agreement	40
Hired Employees	22
HSR Act	40
Indebtedness	40
Indemnified Party	33
Indemnifying Party	33
Independent Accountant	7
Initial Escrow Release Date	9
IRS	41
IT Assets	41
Knowledge of the Sellers	44
Latest Balance Sheet	39
Law	41
Lease	41
Leased Real Property	2
Leave Employees	41
Liability	41
Licenses and Permits	41
Lien	41
Loss	41
Losses	41
Master Services Agreement	41

Material Adverse Effect	42
Material Contracts	12
Material Licenses and Permits	16
Names and Marks	30
Net Working Capital	42
Non-Assignable Contract	5
Ordinary Course of Business	42
Organizational Documents	42
Other Agreements	42
Outsourcing Services Agreement	42
Parent	1
Parties	1
Party	1
Permitted Liens	43
Person	43
Plans	43
Proprietary Software	14
Protest Notice	7
PTO	23
Purchase Orders	43
Purchase Price	5
Purchase Price Allocation	9
Purchased Assets	1
Real Property	43
Reasonable Efforts	44
Related Persons	44
Representative	44
Restricted Party	24
Restricted Period	26
Retained Liabilities	4
Retained Records	21

Sample Calculation	6
Seller Benefit Arrangement	17
Seller ERISA Plans	17
Seller Medical Plans	23
Seller Welfare Plans	23
Sellers	1
Sellers’ Closing Certificate	32
Sellers’ Knowledge	44
Shared Contracts Agreement	44
Significant Customer	18
Significant Supplier	18
Software	44
Software License Agreement	14
Subsidiary	44
Tangible Personal Property	44
Tangible Personal Property Minimum Claim Amount	35
Target Net Working Capital	45
Tax	45
Tax Returns	45
Taxes	45
Taxing Authority	45
Territory	45
Third Party Claim	36
Third Party Consents	10
Threatened	45
Transfer Services Agreement	45
Transfer Taxes	45
Treasury Regulation	45
WARN Act	45